A TECHNICAL REVIEW

ON THE YAULIYACU LEAD/ZINC MINE,

JUNIN PROVINCE, PERU

FOR

SILVER WHEATON CORP.

prepared by:

Velasquez Spring, P.Eng.
Senior Geologist

Robert Didur, P.Eng.
Senior Associate Mining Engineer

and

Gordon Watts, P.Eng.
Senior Associate Mineral Economist

March 28, 2008	Watts, Griffis and McOuat Limited
Toronto, Canada	Consulting Geologists and Engineers

- ii -

TABLE OF CONTENTS (continued)

- iii -

TABLE OF CONTENTS
(continued)

Page

LIST OF TABLES

1	.	Mining concessions	15
2	.	Historic production at Yauliyacu (after Centromin) (1997 to 2007)	25
3	.	Stratigraphic column	29
4	.	Historical Mineral Resource (1999-2007)	38
5	.	Production 2004 and 2005	49
6	.	Yauliyacu historical annual production	53
7	.	Yauliyacu concentrator operating results	62
8	.	Stages for increasing the proposed dams	64
9	.	Forecast Yauliyacu capital expenditures 2008 to 2012 (US$ million)	67
10	.	Yauliyacu operating cost history (per tonne milled, 2004 to 2007)	68
11	.	Mineral inventory	69
12	.	Dilution by mining method	73
13	.	Operation cost, mining method	74
14	.	Mina principal, Mineral Resources	76
15	.	Horizontal, Mineral Resources	76
16	.	At depth, Mineral Resources	76
17	.	Mineral Reserves	77
18	.	Project cash operating profit to Yauliyacu with silver sold forward
		to Silver Wheaton	84

LIST OF FIGURES

1	.	Location map	16
2	.	Concession map	17
3	.	Regional geology	27
4	.	Property geology	30
5	.	Vertical longitudinal section along Vein M and the Graton Tunnel	31
6	.	Paragenesis of mineralization at Casapalca	36
7	.	Master plan, Years 2005 to 2014	39
8	.	Budget 2008 exploration development diamond drilling deep project	40
9	.	Diamond drill core, DDH 1206-16 and DDH 1706-12	42
10	.	Mine longitudinal view	55
11	.	Yauliyacu concentrator flowsheet	61
12	.	Yauliyacu safety statistics	66
13	.	Sensitivity of Pre-tax Net Cash Flow to Changes in Metal Prices and
		Operating and Capital Cost	83

- iv -

1. SUMMARY

Introduction

Silver Wheaton Corp. ("SLW") retained Watts, Griffis and McOuat Limited ("WGM") to conduct a due diligence technical review and audit of the Mineral Resources/Reserves of the Yauliyacu Lead/Zinc Mine, Lima Department, Peru, and to prepare a National Instrument 43-101 ("NI 43-101") compliant report. The mine is a low-cost operation located in central Peru, owned by Empresa Minera Los Quenuales S.A., an indirect subsidiary of Glencore International AG (together referred to as "Quenuales"). The purpose of the WGM independent review and NI 43-101 report is to confirm the economic sustainability of the operation and its ability to meet the long-term obligations of the contract with SLW.

SLW has agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years commencing 2006, from Glencore International AG and has made an upfront payment of US$285 million and will make a payment of US$3.90 per ounce of silver. Yauliyacu has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract.

Robert S. Didur, Senior Associate Mining Engineer and Velasquez Spring, Senior Geologist of WGM visited the mining operations and Quenuales's head office in Lima during the period February 25 to 28, 2008. Discussions were held with engineers, geologists and management at the mine and mill and at the head office.

WGM checked the information provided, reviewed its adequacy and completeness, and carried out an audit of the Mineral Reserve/Resource estimate by Quenuales of the mine, as of December 31, 2007.

Mineral Resources and Reserves

Quenuales estimates the Mineral Reserves by Operative Factors (with respect to tonnage and grade) and by Economic Factors (also with respect to tonnage and grade). Operative Factors include dilution, recovery with respect to the mining method and a mine call factor.

As of December 31, 2007, the Proven and Probable Mineral Reserves at the Yauliyacu Mine were 3.718 million tonnes at 2.39% Zn, 1.02% Pb, 0.30% Cu and 118 g Ag/t. The Mineral Reserves, which are reported in addition to Mineral Resources, were estimated by the Quenuales Mine staff according to the standards and definitions incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code") and were audited by WGM in accordance with the requirements of NI 43-101 and restated to comply with the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") standards.

 Mineral Inventory

	Tonnes (000s)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Mineral Reserves
Proven	1,414	2.57	0.93	0.33	89
Probable	2,304	2.27	1.08	0.28	136
Total	3,718	2.39	1.02	0.30	118

Mineral Resources
Measured	458	2.87	0.61	0.33	91
Indicated	4,672	4.00	1.71	0.45	248
Total	5,130	3.90	1.61	0.43	234

Inferred Resources	11,617	3.60	1.49	0.42	217

Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

The Qualified Person responsible for the audit and restatement of the Yauliyacu Mineral Reserve and Resource estimates was Velasquez Spring, P.Eng., Senior Geologist.

Official figures for the silver grades at Yauliyacu are reported in ounces per metric tonne. For clarity WGM has converted them to g/t using a conversion factor of 31.104 g per troy ounce.

General Description

The Yauliyacu mine is accessible by a paved road in approximately 2½ hours east from Lima, and is located at latitude 11°38'S and longitude 76°14'W at an elevation of 4,250 m above sea level ("m asl").

The Yauliyacu Mine is a well developed mine with 26 levels and the complete infrastructure typical of an operating mine. There are four principal levels with the mine offices, concentrator, the main horizontal access and ore extraction located at the 4,212 m elevation. The tailings are pumped 5.5 km from the mill to the Chinchan tailings pond area at 4,475 m asl.

The Graton Tunnel, built by the Cerro de Pasco Corp mining company was originally designed to supply water to Lima extends from the Rimac river at 3,240.5 m asl for 11.5 km under the Yauliyacu Mine and now provides for the drainage and ventilation of the mine.

Mining in the Casapalca district dates back to the early Spanish colonial period with modern style mining beginning at the end of the 19th century. In 1921, Cerro de Pasco Corp. acquired the Casapalca mine area and in 1974 Centromin Peru gained ownership. In the purchase agreement of 1997, the Casapalca mining district was split into two mining areas, the Yauliyacu mine and on the eastern side the Casapalca Mine, although both mines are connected underground, the Casapalca operates from its own development audits, etc. In 1998, an extensive improvement action plan was introduced by Quenuales and production at Yauliyacu was increased to 90,000 t per month.

Significant capital investment is currently underway to expand the production capacity of the Yauliyacu Mine from the current 104,000 t per month to 165,000 t per month within two years, a 59% production increase. The plan involves utilizing spare milling capacity of Perubar S.A.’s nearby 2,000 tpd Rosaura Mill commencing mid-2008 as the Rosaura mill feed source declines.

Geology

The property geology is underlain by a series of Tertiary aged bedded rocks consisting principally of sandstone, calcareous shales, limestones, breccias, tuffs and lavas that are exposed in a series of anticlines and synclines that are part of the Casapalca Anticlinorium. The principal structure on the property strikes N20°W.

The mineralization occurs in hydrothermal polymetallic veins and as disseminated orebodies. The veins are known 5 km along strike on surface and have been developed 4 km underground, typically 0.3 to 1.2 m wide with a known vertical range of over 2 km. The major vein structures dip 60° to 80°NW.

The ore forming minerals are mainly sphalerite, galena, tetrahedrite, tennantite and chalcopyrite and the typical gangue minerals pyrite, quartz, calcite, rhodocrosite, dolomite, sericite and manganiferous calcite occurring as fracture infillings. A mineralogical study of the vein mineralization indicated a cross cutting relationship of four different stages of fluid movement and precipitation with the initial mineralization temperatures at 370°C, terminating at about 200°C.

The main mineralized veins within the Casapalca District are referred to as the principal veins (the "L", "M", "N" and "N3" veins) are located in the central part, and are those being exploited at depth. The L and M veins have the same strike, N20E and dip moderately west. The N and N3 veins strike east-west and dip steeply north. Offshoots and splays from the main vein structures forming cuerpos are a common feature. Strong hydrothermal alteration is typical of the veins in the form of silicification, pyritization and sericitization occurring near the veins with propylitic alteration extending further away.

The "Cuerpos" (disseminated type of mineralization), discovered in the late 1980s, occur as three different types:

1.	Stockwork and disseminated mineralization in the hanging and footwalls of the large veins (only the large veins previously worked by Centromin).

2.	Stockwork and disseminated mineralization in sigmoidal shaped structures occurring at strong bends of the vein.

3.	Stratiform replacement of limestone clasts and the matrix in conglomerates and coarse grained sandstones

A new type of disseminated mineralization, termed “horizontes”, occur as mineralized replacement zones of alternating original limestone beds with several beds together aggregating more than 6 metres in width, and contain low grade, potentially economic zinc and copper values with low amounts of lead and silver values. These mineralized beds are crosscut by the vein and cuerpos mineralized zones.

Recent exploration has identified additional "horizonte" mineralization in the lower levels of the mine between levels 3300 (3,777 m asl) and 3900 (3,649 m asl).

Exploration

Exploration is carried out by diamond drilling along with the associated underground development work necessary to access drill stations. Since 1997, underground exploration has replaced the ore that was mined and has maintained an historical, average, yearly mineral resource of 14 million tonnes.

Exploration focus over the past two years has been on expanding and upgrading resources in the lower portion of the mine, generally below the 3900 level (3,649 m asl) and above the Graton Tunnel at 5200 level (3,251 m asl).

Diamond drilling in 2006 and 2007 totalled 51,548 metres and 58,446 metres respectively. The budget for 2008 is 61,737 metres. An average $2.4M per year is the forecast capital expenditure for diamond drilling over the next nine years (per 2007 long range mining plan "LRMP").

Data Verification

Considerable data verification studies have been carried out by Quenuales to determine why the silver grades, as reported in the past estimated mineral reserves were not obtained in the mill production with the differences caused by over estimation and/or dilution or losses during mining.

Based on the various data verification studies carried out, Quenuales concluded:

  the resampling programs and the applied corrections give a higher confidence level for the old Centromin data;

  the ratio between the mined lower grade cuerpos and high grade veins is very important and needs to be adjusted to control Ag production;

  various improvements in the mining and geology departments have minimized the dilution in the veins; and

  results of the muck and chute samples indicate that dilution is already included in these samples.

In 2007 the value per tonne of ore produced was typically 75 – 95% of plan on a mine Section basis and 85% of plan for the entire mine. Grades achieved were low 92% of the time confirming an ongoing problem of accurately predicting metal production. Similarly, in 2006 the value per tonne of ore produced was 90% of the planned value for the total mine. Studies are continuing in an attempt to understand the variance.

Mine and Mill Operations

The underground mining is carried out both above and below the milling facility elevation with the ore transported to surface in a rail haulage system. Mine production above the rail haulage is handled through an ore pass system with production below the rail haulage level hoisted in an internal shaft. The underground mining operation employs mechanized mining methods using trackless equipment wherever possible with some of the equipment specially adapted for operation in narrow veins. Principal mining methods employed include sub-level stoping, open stoping, and cut-and-fill plus minor shrinkage. An electric rail haulage system is used on the main 4210 haulage level to bring ore to the surface as well as transportation of materials and personnel. Access to the deeper mine levels is via spiral ramps from level 3900.

Since Quenuales took over operations in 1997, mine ore production has essentially doubled; however, the grades of the two primary ore metals, Zn and Ag, have declined resulting in reduced concentrate and metal production. In 2006 and 2007 silver production amounted to 4.1 and 3.7 M oz. respectively. However, with increased mine production rate, and ore grades stabilized near current levels, silver production is expected to increase to over 6 M oz. annually.

In late 2007, production at Yauliyacu mine was impacted by a labour disturbance at the neighbouring Casapalca Mine resulting in production shortfall of 3% for the year. Production in 2007 amounted to 1.18 Mt ore. The 2008 budget is for 1.35 Mt ore production; forecast production is to achieve 1.98 Mt ore annually by 2010.

Mine production since 1997 has been 70% from orebodies and 30% from narrow vein mining. In 2005 Yauliyacu shifted to a higher percentage of vein mining with higher associated costs; production from orebodies was 35% in 2005-06. In 2007, mining from orebodies increased to 48% of production; 2008 Budget forecasts 61% of production from orebodies. While 52% of Proven and Probable reserves currently are in orebodies, exploration and mine development efforts continue to focus on delineation of high productivity, bulk mining opportunities.

The modern mill facility has a conventional flowsheet employing differential flotation that currently produces two concentrates. Primary grinding is carried out in two stage ball milling in closed circuit with hydro cyclones. Replacement of cyclones with high frequency vibrating screens to better control sizing and reduce power consumption is scheduled for 2008. Both the bulk copper-lead flotation and the zinc circuits have regrind ball mills with three stages of flotation employed in each circuit.

Improvements to metal recovery in the range of 2% – 3% have been achieved over the past two years. In 2007 zinc recovery to zinc concentrate was 89.0%, up from 86.4% in 2005. Lead recovery to a bulk concentrate increased to 87.7% versus 84.9% in 2005 while copper recovery was 71.2% versus 69.6% in 2005. Silver recovery in the bulk concentrate was 81.6% compared to 78.7% in 2005.

The current tailings operation is a significant part of the operation due to the location of the tailings dam and the need to pump the tailings 5.5 km up a steep valley and to an increased elevation of 260 m. Efforts over the past two years have focussed on monitoring and reinforcement of the dam structure to ensure long-term stability of the Chinchan tailings impoundment. A study of tailings alternatives has been completed by consultant Vector Perú S.A.C. Tailings plans include: 1) Increasing Chinchan storage capacity; 2) Utilizing Perubar’s Tablachaca tailings impoundment; 3) Start-up of the existing tailings paste plant to provide processed tailings to the underground mine for stope backfill and to increase storage capacity in tailings impoundments through steepening of tailings slopes.

The operating workforce at 2007 year-end totalled 2,371 made up of 1,952 contractors and 419 employees, the latter comprising management, administration, professional and technical personnel as well as 247 workers (operators, maintenance & support). Increasing mine production to 1.98 Mt/a will require the addition of mine workers and support personnel; however productivity improvements are expected to somewhat dampen personnel increases.

Since 2005, strong increases in metal prices have improved profitability and increased pressures on human resource management as more mines seek out limited resources. Bonus payments and salary and contract price increases have been required to ensure business stability. Government involvement in resolving worker/contractor issues will likely occur.

The operation’s safety record has shown an improving trend with disabling incident frequency rate for 2007 at 0.77 which compares well with the average 1.21 for all mines in Peru. Current objective is to achieve 5 star status under the NOSA safety program.

The Yauliyacu Mine operation has no issues with compliance with the water quality Environmental Regulations nor any issues with noise or the air quality associated with the mine. Efforts are underway to achieve ISO 14000 certification in the near future.

Capital and Operating Costs

Capital requirements to improve and sustain the Yauliyacu operation have increased annually over the past two years and are scheduled to remain a significant expenditure over the life of mine plan. Capital expenditures in 2006 and 2007 were $19.7M and $25.1M respectively. Budget for 2008 is $33.2M. The major portion of the capital budget estimate is required for mine development and deepening, exploration drilling and associated mine development. The balance of the capital required is to sustain and replace the mine and mill equipment. Annual expenditures beyond 2008 are forecast to continue in the range $25M - $30M.

Operating costs at Yauliyacu increased 13% or $3.22/t from 2005 to 2007 despite a $1.30/t reduction in power cost, the result of returning to a long-term power purchase contract.

Recent cost increases are mainly due to increased mining costs because of a higher percentage of vein mining, deepening mine workings, and increased mining contractor rates.

The 2008 Budget forecasts unit operating cost of $28.78/tonne. The latest (2007) 10 year mine plan forecasts an average operating cost of US$26.90/tonne driven largely by economies of scale associated with increasing production to 1.98 Mt ore per year.

Forward Looking Study

WGM has prepared an Excel spreadsheet to develop a forward looking study ("FLS") on the Yauliyacu Mineral Reserves and Resources to predict if the mine could sustain the silver production purchase by Silver Wheaton. The spreadsheet is based on data supplied to WGM by Silver Wheaton, but most of the underlying data was originally compiled by Quenuales. The study uses some Inferred Resources which are outside of the CIM/NI 43-101 classifications and the reader is cautioned that the grade and tonnage figures used in this study are conceptual in nature and there is no certainty that a viable operation will be realized.

The Mineral Reserve/Resource figures in the FLS reflect Yauliyacu 2007 plan numbers through 2016 followed by estimated mine-recoverable resources forecast as uniform grades over the remainder of 18 year production plan. Although the total presently outlined Mineral Reserve/Resource figure, including Inferred Resources, only accounts for approximately 60% of the 18 year period, WGM is confident that additional Mineral Reserves will be found down to the level of the Graton Tunnel where the principle Vein C has been intersected, sampled and drilled. Mineral Resource figures blocks have been factored for the mining method to be employed: dilution by mining method, cutoff grade, mine recovery, mine call factor, metallurgical recovery, and price of metals to determine the block value in US$.

WGM conducted a sensitivity analysis on the long-term project by varying the metal prices and operating and capital costs by up to 20%. As would be expected, the Yauliyacu Mine is most sensitive to changes in metal prices, and to a much less extent to operating costs and finally capital costs. For instance, a 20% change in metal prices leads to a 103% change in net cash flow, while the same change in operating and capital costs result in 52% and 21% changes in net cash flow respectively.

Conclusions and Recommendations

Overall, WGM concludes that there are no fatal flaws in the Yauliyacu Mine operation. WGM draws specific conclusions as follows:

  The total silver production at Yauliyacu during 2006 and 2007 did not produce/supply SLW with the 4.75 million oz Ag per year as per the Glencore-SLW silver purchase agreement and was some 1.7 million oz short. WGM believes however that Yauliyacu with the planned increased mine production and the mining of the known higher grade Pb-Ag mineralization that this shortfall will be made up and that Glencore will be able to fulfil the Glencore-SLW 20 year silver purchase agreement;

  Yauliyacu's operating costs are facing similar upward pressures, as is being experienced world-wide on supplies and personnel. The plan to expand production by 60% is expected to mitigate unit cost increases in the short-term. The progression of the mining to deeper levels may increase future operating costs; however an increase in production of bulk mining could stabilize these cost increases;

  Yauliyacu is a well managed operation that is taking all the necessary actions to ensure safety and that the plant and equipment will be capable of achieving the production and costs presented in their life of mine plan;

  There is a reasonable expectation that more cuerpos (wide zones in the vein) will be found than anticipated in the mine plan that will positively impact mineral reserves as well as costs and productivities;

  Quenuales has made progress in definition of mineral reserves (QA/QC) to more accurately reconciled with production which is a significant problem with the operation; and,

  Quenales has completed a review of the options for handling of the tailings that includes, the increasing and reinforcement of the Chinchan dam capacity, followed by the utilizing of the Tablachaca tailings impoundment and the start-up of the paste tailing plant for tailings underground storage. It is believed this tailings program will provide storage for the next 18 to 20 years of the planned tailings production.

Following review of the Yauliyacu operational data in conjunction with observations and discussions with the operating management during the site visit WGM makes the following recommendations:

  The exploration program planned for the areas with excellent exploration potential below the existing mine workings and above the Graton Tunnel that is in progress should be continue to be aggressively pursued to allow the long-term mine plan to be better defined on the basis of a higher proportion of mineral reserves;

  To better understand the ongoing shortfall in metal production between the planned and actual mine programs, WGM recommends a detailed study of the reconciliation of the production and grade by mining method and section be carried out. The ability of the Yauliyacu operation to realize long-term grade and metal forecasts should be the focus of a major study; and

  The reader is cautioned that the reported mineral grades of the Mineral Resources are considerably different from the mineral grades of the Mineral Reserves. While mining dilution plays a large role in this difference Yauliyacu currently reconciles some of this difference by applying an additional Mine Call Factor ("MCF") to the mineral grades of the Mineral Resources during conversion to Mineral Reserves. WGM believes that the need for a MCF is due primarily to additional dilution, mining loss and mine recovery, and that ongoing studies are required. Nonetheless, the mine has been in successful operation for more than 100 years and WGM has applied the appropriate Mineral Resource conversion factors in its assessment of the resource risk.

2. INTRODUCTION AND TERMS OF REFERENCE

2.1     GENERAL

Silver Wheaton Corp. ("SLW") retained Watts, Griffis and McOuat Limited ("WGM") to conduct a due diligence technical review and audit of the Mineral Resources/Reserves of the Yauliyacu Lead/Zinc Mine, Junin Province, Lima Department, Peru, and to prepare a National Instrument 43-101 ("NI 43-101") compliant report. The Yauliyacu Mine, is a low-cost operation zinc/lead/silver mine located in central Peru, owned by Empresa Minera Los Quenuales S.A., an indirect subsidiary of Glencore International AG (together referred to as "Quenuales"). The purpose of the WGM independent review and NI 43-101 report is to confirm the economic sustainability of the operation and its ability to meet the long-term obligations of the contract with SLW.

SLW has agreed to purchase 4.75 million ounces of silver per year for a period of 20 years commencing 2006, from Glencore International AG and has made an upfront payment of US$285 million and will make a payment of US$3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years). Yauliyacu has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to SLW in subsequent years will be increased to make up for the shortfall, so long as production allows. SLW will also have the option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

Robert Didur, Senior Associate Mining Engineer; and Velasquez Spring, Senior Geologist of WGM visited the mining operations and Quenuales's head office in Lima during February 25 to 28, 2008. Discussions were held with Quenuales engineers and geologists at the mine and mill as well as with senior personnel at the head office regarding the mining/milling operations, exploration and mineral resource/reserve estimation procedures.

WGM checked the information provided during the visit to the mine and reviewed it for adequacy and completeness and carried out an audit of the Mineral Reserve/Resource estimate by Quenuales of the mine, as of December 31, 2007.

The geological and engineering work done by Quenuales is of high quality and follows accepted engineering practices.

The opinions and conclusions presented in this report are based on information received from Quenuales. WGM received the full cooperation and assistance from Quenuales during the site visit and in preparation of this report.

Documents used in the preparation of this report are listed under "References".

Throughout this report, common measurements are in metric units. Tonnages are shown as tonnes (1,000 kg), linear measurements are metres ("m") or kilometres ("km") and precious metal values as grams per tonne ("g Ag/t") or ounces per tonne ("oz Ag/t"). Grams are converted to ounces based upon 31.104 g/t.

All economic data is quoted in United States dollars ("US$"). When sole amounts required conversion into US$, the sole exchange rate used was 3.00 soles equivalent to US$1.00.

2.2     DISCLAIMERS

WGM did not independently review the status of the concession information of the Yauliyacu mine holdings but have presented the information as provided by Quenuales, however, WGM believes the information as presented truly represents the actual concessions of the Yauliyacu mine.

3. RELIANCE ON OTHER EXPERTS

WGM using the reports and documents as noted in the text, prepared this study. WGM conducted an audit and reviewed in detail the methods in the Mineral Reserve/Resource estimates prepared by Quenuales. WGM did not carry out an independent Mineral Resource estimate.

4. PROPERTY DESCRIPTION AND LOCATION

4.1     LOCATION

The Yauliyacu mine is located at latitude 11°38'S and longitude 76°14'N at an elevation of 4,250 m above sea level ("m asl") in the District of Chicla, Huarochiri Province in the Department of Lima (Figure 1).

4.2     PROPERTY DESCRIPTION

The mining concessions of the silver agreement consist of 21 surveyed concessions totalling 14,194.02 hectares as shown in Figure 2 and as listed in Table 1. Note that the small concessions areas within the larger concessions block (totalling approximately 208.5 ha) are not included in the total 14,194.02 ha. Quenuales holds other mining concessions in the area that are not included in the silver agreement between SLW and Quenuales.

 TABLE 1
MINING CONCESSIONS

Concessions	Net (ha)
Casapalca 1	851.88
Casapalca 2	783.03
Casapalca 3	1,000.64
Casapalca 4	681.76
Casapalca 5	808.54
Casapalca 6	759.53
Casapalca 8	998.62
Casapalca 12	816.80
Casapalca 13	926.02
Casapalca 14	900.00
Casapalca 15	931.97
Casapalca 16	814.38
Casapalca 17	950.83
Casapalca 18	169.04
Casapalca 19	121.67
Centromin 18	799.74
Centromin 19	770.67
Casapalca 20	86.42
Milagros Alexandra 1	790.12
Los Balkanes 1-82	221.20
Los Balkanes 1-82A	11.16
Total Mining Concessions	14,194.02

SLW PRU \PRU_01_Loc_Map.cdr
Last revision date: Monday 31 March 2008

Antapaccha
LA OROYA
Smelter
Chinchan Tailings Impoundment
Morococha
YAULIYACU
Venturosa
Tablachaca Tailing Impoundment
Yauli
JUNIN
Rio Rimac
San Mateo
Pomacocha
San Cristobal
MATUCANA
Millotingo
Pacococha
Minas Cia.
Santiago
Surco
Piñascocha
LIMA
Stgo. de Tuna
Pachancoto
Manon
12°
Lago Carhuacocha
0 2.5 12.5
Kilometres
76°
Graphics by: Watts, Griffis and McOuat

COLUMBIA
ECUADOR
PERU
BRAZIL
BOLIVIA
CHILE
Pacific Ocean
Lima
Huancayo
Detailed Map Area
0 150 750
Kilometres
North Atlantic Ocean
South Atlantic Ocean
Pacific Ocean
Continental South America

Legend:

Department boundary	*Central railway*	*Mine*
Main Highway (Lima to La Oroya)	*River*	*Tailings impoundment*
Secondary road	*Town*	
	Settlements	

Map After: Los Quenuales S.A. Yauliyacu

Figure 1.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Location Map

Watts, Griffis and McOuat

SLW PRU \ PRU_02_Claim_Map.dwg (Layout: 125k)
Last revision date: Monday 31 March 2008
Watts, Griffis and McOuat

360,000m.E.
370,000m.E.
8,720,000m.N.
8,710,000m.N.
8,700,000m.N.
CASAPALCA 1
CASAPALCA 2
CASAPALCA 3
CASAPALCA 4
CASAPALCA 5
CASAPALCA 6
CASAPALCA 8
CASAPALCA 12
CASAPALCA 13
CASAPALCA 14
CASAPALCA 15
CASAPALCA 16
CASAPALCA 17
CASAPALCA 18
CASAPALCA 19
CASAPALCA 20
CENTROMIN 18
CENTROMIN 19
MILAGROS ALEXANDRA 1
LOS BALKANES 1-82A
LOS BALKANES 1-82
6,9944 Ha
14,5007 Ha
0,4458 Ha
29,5912 Ha
35,9877 Ha
113,2975 Ha
7,6358 Ha
N
Scale 1 : 125,000
0 1 5
Kilometres
Legend:
Unidad Yauliyacu Concessions
Internal areas not granted to Yauliyacu
Graphics by: Watts, Griffis and McOuat

Figure 2.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Concession Map

4.3     GENERAL LEGAL ASPECTS OF MINING ACTIVITIES IN PERU

Mining activities in Peru are subject to the Uniform Text of Mining Law, approved June 4, 1992 (hereinafter the "Mining Law"), as well as its Regulations approved on September 8, 1992 and on January 15, 1994.

Pursuant to the Mining Law, any local or foreign individuals or legal entities are required to hold a specific concession granted by the Ministry of Energy and Mines ("MEM") to carry out any mining activities.

The concession grants to the concessionaire the right to perform, on an exclusive basis, certain mining activities within a duly determined area. Under the Mining Law, the system of concessions includes: (i) mining concessions, which grant their holders the right to explore and exploit the mineral resources; (ii) processing concessions, which grant the right to process, purify, melt or refine minerals; (iii) general service concessions, which grant the right to render auxiliary services; and (iv) mining transportation concessions, which grant the holders the right to operate a continuous massive transportation system of mineral products between one or more mining units.

All mining concessions held by local companies whose purpose consists of performing mining activities and branches of foreign companies which are duly established in Peru in order to carry out mining activities, are required by law to be registered with the Public Mining Registry.

Under Peruvian law, it is a general rule that any investor may carry out mining activities throughout the country. The Mining Law has also eliminated any and all exclusive rights that were established previously in favor of the State. Notwithstanding the above, foreigners are restrained from holding, directly or indirectly, property rights in areas located within 50 km of the Peru's boundaries (except in case of public need expressly declared by a Supreme Decree). The Mining Law sets forth certain obligations that the concessionaires must comply with, in order to maintain their concessions in force:

(a)	Engaging into the economic exploitation of the concession, that is investing in the concession in order to obtain mineral products: (i) such mineral products must be obtained before the end of the eighth year after submission of the application for the concession;

and (ii) such production shall maintain a level of at least US$100/year per each hectare for metallic substances, and US$50/year per hectare for non-metallic substances; and,

(b)	Paying a certain amount in local currency, equivalent to US$2/year per each hectare held.

Non-compliance with the obligations shall trigger a penalty, to be paid during the time such production is not obtained an amount in local currency equivalent to US$2/year per each hectare and up to US$10/year per each hectare after the tenth year of default. The Mining Law provides for the lapsing of the concession if one does not comply with its obligations of making the payments.

The area of the concessions granted generally rank from a minimum of 100 to a maximum of 1,000 hectares, but may extend to a maximum of 10,000 hectares. Any concessionaire may hold two or more concessions, whether or not of the same type and nature, provided that it complies with the relevant legal requirements.

Concessions may be transferred, conveyed and subjected to mortgage. Any and all of these transactions and contracts must be recorded into a public deed and registered.

Investors are obliged to perform their mining activities in accordance with systems, methods and techniques that lead to an improvement in the development of such activities, and in compliance with the security and environmental regulations applicable to the mining industry. They must take all necessary steps to avoid damages against third parties, and are obliged to permit the entrance to the area of their concessions, at any time, of the mining authorities in charge of controlling the concessionaires' obligations.

Environmental Aspects

Environmental matters in mining activities are regulated by Supreme Decree N° 016-93.EM as amended (the "Environmental Regulations").

According to the Environmental Regulations, the competent authority in the mining sector is the MEM, which is the only governmental body in charge of:

(a)	Establishing the environmental protection policies for mining activities and issuing the corresponding rules;

(b)	Approving the Environmental Impact Assessment ("EIA") and the Program for Environmental Management and Adjustment ("PAMA"), and authorizing their execution;

(c)	Entering into administrative-environmental stability agreements with the holders of mining activities on the basis of the EIA or PAMA approved; and

(d)	Controlling the environmental effects produced by mining activities on operational sites and influence areas, determining the holder's liability, in case of violations to the applicable environmental provisions, and imposing the sanctions provided for therein.

Concessionaires are required to:

(a)	Submit an EIA when applying for a mining and/or processing concession, permits to broaden operations or size of a processing plant in more than 50% processing. The EIA must be executed by an Environmental Auditor registered in the MEM, establishing the terms and procedures for execution, investment, monitoring and efficient control of mining activities, and containing an annual investment program that cannot represent less than one percent (1%) of the annual sales of the mining entity.

(b)	Submit to the MEM, in an annual basis, information on the generation of emissions and/or disposal of wastes, together with a Consolidated Annual Statement, before June 30, as well as, describe measures taken by the holder in order to comply with the EIA approved by the MEM.

Non-compliance with environmental rules in force may cause the holder to be subject to administrative sanctions (fines ranging from 0.5 to 500 U.I.T.'s or, in case of material relevance, the total closing of operations.

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1     ACCESSIBILITY

The Yauliyacu Mine is accessible by paved road in approximately 2½ hours from the capital city of Lima, along the central highway (Carrretera Central) that runs east from Lima to the mine and continues up and over the Andean Cordillera into the Peruvian jungle. The central highway runs parallel to the valley of the Rio Rimac, as does a railroad that was built to service the La Oroya smelter and the Cerro de Pasco mines.

Numerous daily, worldwide-flights to and from various countries arrive at Lima's International Airport. Access to the mine can also be had from Callao, the port city of Lima located 10 km west from the centre of Lima, on the Pacific coast.

5.2     CLIMATE

The western slopes of the Andes, in Central Peru, east of Lima, presents strong topographic and climatic contrasts. Along the continental divide, the snow covered peaks (above 4,500 m asl) present a frigid to glacial climate, while areas between 4,000 to 4,500 m (altiplano) exhibit cold (boreal) climates. In the valleys below 4,000 m, the climates vary through temperate to hot in the deep valleys near the coast. The snow capped peaks and altiplano areas show a marked variation in temperature between day and night, while in the valleys the temperature variations are more moderate. In general, the average temperature varies between 6° and 16°C from the peaks to the coast. The property at 4,200 m asl exhibits a cold climate during the dry season, May to November with below freezing at night-time temperatures, while during the wet season the temperature is more temperate, the highest temperature being recorded in November and December.

The rainy season corresponds to the austral summer, with maximum precipitation occurring between the months of December to April, with abundant rainfall between elevation of 2,500 to 3,900 m asl. Above 3,900 m, the precipitation is in the form of snow and hail. Often the rainfall is accompanied by electrical storms.

The dry period corresponds to the months of May through November, although occasional precipitation does occur during this period in the altiplano and along the continental divide. Virtually no rainfall occurs between June to August, which are also the coldest months.

5.3     LOCAL RESOURCES

The property area is poorly inhabited except for the numerous experienced miners.

Vegetation in the area is intimately related to the climate and elevation. In the Altiplano, between 4,000 to 5,000 m asl, agriculture disappears and natural pastures exist that are used for grazing sheep, cows and lamas. Occasional small forests are found at the heads of the valleys.

The majority of the inhabitants are located along the valleys and are engaged in the raising of livestock and in agriculture, typically cultivating potatoes, beans, corn and wheat along the river margins and through the use of irrigation canals along the adjacent valley walls. The major agricultural production comes from the cultivated terraces along the sides of the rivers.

Water in the major valleys flows year round, the product of glacial melts at the headwaters, and in general is readily available. The Rio Rimac flows year round and is a major water source of the city of Lima. The water for agriculture along the slope, however, is brought downstream from the rivers by a series of far reaching aqueducts.

A high voltage power line, belonging to Electro-Andes S.A. provides power to the mine. There are plans for the mine to participate in the building of a gas turbine electrical generator that will be connected to electrical grid to assure the mine with sufficient electrical power during low precipitation resulting in lower water flows through Peru's hydroelectric power generators.

5.4     INFRASTRUCTURE

The Yauliyacu Mine is a well developed mine with the complete infrastructure typical of an operating mine consisting of various repair shops, an assaying laboratory, mine offices, living quarters dining facilities, and medical centre etc. The mine operates year round and has been in operation more than 100 years. The mine is developed on 26 levels, the lowest level is the

3,900 level located at 3,649 m asl. There are four principal levels above the 3,900 level, they are: level 2,700 at 3,930 m; level 1,700 at 4,210 m where the mine offices, concentrator, main horizontal access and ore extraction are located; level 800 at 4,490 m; and, level 200 at 4,640 m. The levels between these principal levels are unevenly spaced, the average distance being approximately 60 m.

The tailings are pumped 5.5 km from the mill at 4,210 m asl to the Chinchan tailings pond area at an approximate elevation of 4,465 m asl.

The Graton Tunnel, built by the Cerro de Pasco Mining company, extends from the Rimac river at 3,240.5 m asl for 11.5 km under the Yauliyacu Mine and is connected to the mine above to assist in the drainage and ventilation.

5.5     PHYSIOGRAPHY

The altitude in the Andean Cordillera plays an important role in the climate, as it does with the types of vegetation and the agricultural uses of the land.

The western flank of the Andes is characterized by abrupt topography with an alignment of continuous chains of mountain peaks that limit, to the east, the steep and deep valleys that descend down to the Pacific coast in a west to southwest direction. These valleys vary in altitude from 800 m, the elevation of the mountain spurs at the coastal plain, to 4,000 m asl, the elevation of the head of the valleys on the edge of the altiplano. The altiplano above 4,000 m is characterized by an area of moderate relief with the land forms produced by glacial and fluvial glacial forces. The altiplano is made up of pampas, hills and chains of smooth harmonious mountains that increase in elevation progressively towards the continental divide.

6. HISTORY

Mining in the Casapalca district dates back to the early Spanish colonial period when it was restricted to outcropping, or near surface, veins. It is believed the Spanish were primarily recovering native silver from rich hydrothermal veins or from the oxidized zones.

Modern style mining began at the end of the 19th century in 1887 with Cia. de Minas Los Andes (of Backus and Johnston) on the Rayo vein. Cia Backus and Johnston started the exploration, development and exploitation of several of the mineralized structures in the Casapalca district (Carlos Francisco, Carmen, Bella Union and Aguas Calientes).

In 1921, Cerro de Pasco Corp. acquired the Casapalca mine and most of the mining permits and licenses that now make up the Yauliyacu mine are from their original land holdings. The Cerro de Pasco Corp. also built the 11.5 km Graton tunnel at 3,240 m asl that extends under the Yauliyacu mine (subsequently the tunnel was connected to the mine by Centromin to assist in drainage and ventilation).

In January 1974, Centromin Peru, a state owned company gained ownership of the Casapalca mining district and through development and selective mining on a mass-scale increased production to 64,000 t per month. In 1997, Empresa Mineral Yauliyacu SA, whose largest shareholder is Quenuales International, purchased the mine. In the purchase deal agreement, the Casapalca mining district was split into two mining areas, the Yauliyacu mine and on the eastern side the Casapalca mine. The Casapalca mine is owned by Cia. Minera Casapalca S.A., a privately owned company, and although both mines are connected underground with some of the workings the Casapalca operates from its own development audits, etc.

In 1998, Yauliyacu implemented a radical improvement action plan and increased with the production to 90,000 t per month. New orebodies were delineated that allowed sublevel stoping, a more bulk mining method.

The geology of the Casapalca area was first mapped in 1928 by H.E. McKinsey and J.A. Noble, and in 1932, their publication "Veins of Casapalca" outlined the general structures and mineralization of the district. There has been a series of studies on the deposit since 1960 to 1980 including those of Sawkins (1974) and Alverez (1980) whose studies concentrated on fluid inclusions and metal zoning.

TABLE 2
HISTORIC PRODUCTION AT YAULIYACU (AFTER CENTROMIN)
(1997 to 2007)

Year	Dmt	Zn (%)	Pb (%)	Cu (%)	g Ag/t
1997	776,631	3.12	1.19	0.33	152
1998	801,419	3.25	1.00	0.32	150
1999	954,845	3.56	1.11	0.31	140
2000	1,031,166	3.66	1.23	0.31	141
2001	1,117,901	3.50	1.37	0.27	143
2002	1,215,201	3.43	1.43	0.27	139
2003	1,248,916	3.26	1.40	0.24	141
2004	1,246,847	2.97	1.44	0.28	154
2005	1,239,743	2.92	1.31	0.30	138
2006	1,235,141	2.68	1.13	0.29	127
2007	1,184,921	2.36	0.95	0.28	108

7. GEOLOGICAL SETTING

7.1      REGIONAL GEOLOGY

The regional geological setting of the western side of the Andean Cordillera of central Peru (Figure 3) is an area of deeply dissected valleys of steep slopes, with elevations varying from 800 m asl at the bottom of the valleys on the west side, to more than 5,400 m asl on the east side at the continental divide. The development of the geomorphology was attained in the Cenozoic and gave rise to the following geomorphological units:

  the dissected western Andean slopes;

  the zone of the altiplano;

  the remnants of the Puna plain; and

  the valleys and the zones of the high peaks.

The stratigraphic sequence includes rock units from the Paleozoic up to the Present on the eastern side of the continental divide, and from the Mesozoic on the western side of the continental divide. The oldest rocks are exposed in the centre of the Yauli dome and are those of the Excelsior Group, a pelitic sequence regionally metamorphosed by the Hercinian tectonic disturbance (upper Devonian). Overlying it discordantly, is a volcanoclastic series represented by the Mitu Group, the result of intensive erosion at the end of the Hercinian event. As a result of the Hercinian orogeny, a zone was uplifted to form a basin on the east and on the west. These basins lasted until Albian times (lower Cretaceous).

Mesozoic sedimentation began with a marine transgression, represented in the east by the limestones of the Pucará Group. During lower Cretaceous there were two principal facies being accumulated: one in the western basin, represented by the Formations Chimú, Santa, Carhuaz and Farrat, mainly sandstones and limestones; and one in the eastern basin, represented by the Goyllarisquizga Group of sandstones-quartzites and interbedded shales.

Later during Lower Cretaceous (Albiano), a general marine transgression occurred, caused by the sinking of the basin, and gave rise to the deposition in both the eastern and western basins, of the calcareous sequence made up of the Formations, Pariahuanca, Chúlec, Pariatambo, Jumasha and Celendin. In the most western part of the basin, during the deposition of the above

SLW PRU \ PRU_04_RgnL_Geol.dwg (Layout: 200k)
Last revision date: Monday 31 March 2008
Watts, Griffis and McOuat

340,000m.E.
350,000m.E.
360,000m.E.
370,000m.E.
380,000m.E.
390,000m.E.
8,720,000m.N.
8,710,000m.N.
8,700,000m.N.
8,690,000m.N.
8,680,000m.N.
YAULIYACU CONCESSIONS
CASAPALCA
YAULIYACU
CHICLA
SAN MATEO
LEGEND
ERA
SYSTEM
STRATIGRAPHIC UNIT
East Sector
West Sector
INTRUSIVE ROCKS
Plutonic
Hypabyssal
CENOZOICO
Quaternary
Recent
Pliestocene
Q-al Alluvial deposits
Q-fg Fluroglacial deposits
Q-g Glacial deposits
Tertiary
Upper
Mid
Lower
Ts-p Volc. Pacococha
Ts-hu Fm. Huarochiri
Tm-m Volc. Millatingo
Tim-co Grp. Colqui
Tim-r Grp. Rimac
Ts-p Volc. Pacococha
Tm-m Volc. Millatingo
Fm. Bellavista
Rio Blanco
Fm. Carlos Francisco
KTi-c Fm. Casapalca
T-g Granite
T-to Tonalite
T-gd Granodiorite
T-to/gd Tonalite Granodiorite
T-mz/gd Monzonite Granodiorite
T-di Diorite
T-ta Traquiandesite
T-a Andesite
T-rda Rhyodacite
MESOZOICO
Cretaceous
Upper
Lower
Ks-q Fm. Celendin
Ks-J Fm. Jumasha
Ki-pa Fm. Parlatambo
Ki-chu Fm. Chulec
Ki-saca Fms. Santa Carhuaz
Ki-chim Fm. Chimu
Ks-J Fm. Jumasha
Ki-pa Fm. Parlatambo
Ki-chu Fm. Chulec
Ki-g Grp. Goyllarisquizga
Ks-a Andesite
Jurassic Triassic
Upper Lower
JR-pu Grp. Pucara
PALEOZOICO
Triassic Permian
Upper
Ps-mi Grp. Mitu
Devonian
Lower
Pi-e Grp. Excelsior
SYMBOLS
Strike and dip of beds
Strike and gentle dip
Strike and moderate dip
Strike and steep dip
Observed contact
Inferred contact
Axis of anticline
Axis of syncline
Normal fault
Overthrust
Mine
Paved highway
Secondary road
Earthen road
Geodetic station
N
Scale 1 : 200,000
0
2
10
Kilometres
Graphics by: Watts, Griffis and McOuat

Figure 3.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Regional Geology Map

limestones, volcanics interbedded with sediments represented by the Quilmaná Group were being deposited. At the end of the Cretaceous and start of the Tertiary, together with the uplift of the Andean mountains, the emplacement of the large plutonic bodies took place, represented by the coastal batholith. In the eastern sector, a molasse sequence was deposited, represented by the Casapalca Formation, the product of the erosion of the post phase of uplift of the Andean mountains.

The principal period of deformation took place in the Eocene (Incaica phase), producing the folding of the Mesozoic sequence including the red beds of Casapalca Formation.

In its final stage, the tectonic event produced magmatic extrusives that covered the area. Volcanic ashes and lava flows were interbedded with the continental sediments and are represented by the Rímac and Colqui Groups in the western part of the basin, and by the volcanics of Carlos Francisco and the Bellavista and Rio Blanco Formations more to the east.

The tectonic activity at the end of the Oligocene folded these units and generated new faults that followed the pre-existing structural model. The region was subsequently overlain by a volcanic-sedimentary-volcanic sequence (Millotingo), which was later affected by the Quichuana tectonic phase that gave rise to the explosive volcanism of the Huarochirí Formation.

Between the Miocene-Pliocene, near the end of the Quichuana tectonic phase, a centre of explosive eruptions and lava flows occurred, marking the end of the Andean deformation cycle and the start of the period of orogeny that produced the Puna surface. Later, during Pliocene-Pleistocene times, the Puna surface was gradually uplifted to 4,000 m asl by a system of gravitational (horst-type) faults.

The Cenozoic structural development is made up by faulting, folding and emplacement of plutonic and hypabasal bodies and the intrusion of mineralizing solutions, especially related to the magmatism that followed the Miocene deformation and probably before the deformation of the Lower Pliocene.

A predominate number of the mineral deposits have been emplaced in Tertiary volcanic rocks as fracture infillings by hydrothermal solutions.

Fluvial and glacial erosion intensified with the uplift, during Pliocene-Pleistocene, producing the deeply incised valleys. The present morphology of the Andes is closely related to the stages of glacial erosion.

7.2      PROPERTY GEOLOGY

The property geology (Figure 4) is underlain by a series of Tertiary age bedded rocks that consist principally of sandstones, calcareous shales, limestone, breccias, tuffs and lavas. The bedded strata attaining a total potential thickness of approximately 5,400 m.

The stratigraphy is exposed in a series of anticlines and synclines that are part of the Casapalca Anticlinorium, the principal structure on the property, whose axis strikes N20°W, generally paralleling the Andes mountains (Figure 5).

The stratigraphic column is shown in Table 3.

     TABLE 3
STRATIGRAPHIC COLUMN

Millions
of years

1.8			Quaternary

Taruca
Intrusive Rocks

Dykes

Rio Blanco Formation
	Cenozoic	Tertiary	Bellavista Formation

			Carlos Francisco Formation	Yauliyacu Member
Carlos Francisco Member
Tablachaca Volcanics

			Casapalca Formation	Carmen Conglomerate Member
64				Capas Rojas (Red Beds) Member

Jumasha Formation Gollarisquiza Formation

250	Mesozoic	Cretaceous

SLW PRU \ PRU_03_Prop_Geol.dwg (Layout: 75k)
Last revision date: Monday 31 March 2008

360,000m.E.
370,000m.E.
8,720,000m.N.
8,710,000m.N.
8,700,000m.N.
N
Mina Caridad
San Jose
Buenos Aires
Huacracocha
Velez
Tula
Sta. Catalina
Yacumina
Mina Condenado
F.C.C.
Frg
Mg
Tab
CORINA
Elisa
Crm
Vc
CR
CF
CASAPALCA
Mina Yeso
Bv
Y
Q
Tar
Rio Rimac
Mina Rosaura
Chisay
Mina Caprichosa
Rb
YAULIYACU
Mina Antacharira
BELLAVISTA
Mina Bellavista (Cu)
Vu
Sta. Rosita
Luminaria
Hb
Hd
Aslac (Cu)
CHICLA
Mina Sashi
San Antonio de Padua
Amandita
TUNEL GRATON
Rio Blanco
Jum
Goy
(Cu-Mo)
CARUYA
Mina Tapada (Cu)
GRATON
Calera
(Cu)
SAN MATEO
Mina Paraiso
Legend
Geological contact
Fault
Fold axis
70°
Strike and dip of bedding
Vein
Adit
Mine
River
Road
Railroad
Conncession boundary
Scale 1 : 75,000
0 750 3,750
Metres
Stratigraphy Legend
QUATERNARY
Q Quaternary Glacial deposits
TERTIARY
Intrusive rocks
Tar Taruca Porphyritic andesite, (dykes, stocks)
Frg Fraguamachay
Vc Victoria Diorite with sericite matrix
Vu Veintiuno Andesite
Mg Meiggs Diorite
Hb Huayracancha Volcanic breccia
Hd Huayracancha Porphyritic diorite
Rb Rio Blanco Formation Tuffs, interbedded limestones
Bv Formation Bellavista Limestones, tuffs and red shales
Fm. Carlos Francisco
Y Yauliyacu Member Red tuffs
CF Carlos Francisco Member Porphyritic andesitic flows
Tab Tablachaca Member Tuffs and porphyritic breccias
Fm. Casapalca
Crm Carmen Member Conglomerates, sandstones and shales
CR Capas Rojas Member Shales and calcareous red sands fones
CRETACEOUS
Jum Jumasha Formation Calizas con lutitas arenosas
Goy Goyllarisquizga Formation Sandstones, shales and quartzites
Graphics by: Watts, Griffis and McOuat

Figure 4.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Property Geology Map

Watts, Griffis and McOuat

SLW PRU \ PRU_05_Long_Sect_VeinM.dwg (Layout: 20k)
Last revision date: Monday 31 March 2008

CF 2400-N
CF 1600-N
CF 800-N
CF 000
CF 800-S
CF 1600-S
CF 2400-S
CF 3200-S
CF 4000-S
CF 4800-S
5000m.El.
4500m.El.
4000m.El.
3500m.El.
3000m.El.
N33°E
N62°E
N48°E
Carlos Francisco Shaft
Inclined Shaft
800
1700
2700
3900
5200
Central Shaft
Consuelo Raise Borer
Juanita Chimenea
Raise Borer
Aguas Calientes
Antuquito Level
BELLAVISTA TUNNEL
GRATON TUNNEL
km 11 750
km 11
km 10
km 9
cc
cr
pcf
vt
cj
Graphics by: Watts, Griffis and McOuat
Legend:
cc Carmen Conglomerate
cr Casapalcas red beds
pcf Carlos Francisco porphyry
cj Jumasha formation
vt Tablachaca volcanics
800 Levels
Silver Mineralization
Greater than 20 Oz Ag
10 to 20 Oz Ag
Scale 1 : 20,000
0 200 1,000
Metres

Figure 5.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

(with Ag isovalues)

Tertiary
The oldest rocks outcropping in the property are those of the Casapalca Formation that form the broad Casapalca anticline and are cut by the Rimac River. The formation is composed of a series of clastic continental sedimentary rocks interpreted to have been deposited in a distal fluvial system. The formation has been divided into two distinct members. The older, the Capas Rojas (Red Beds) Member 1,300 to 1,400 m thick is composed of intercalated shales and calcareous sandstones whose characteristic red colour is due to finely disseminated hematite. The sandstones range in grain size from fine to coarse grained and commonly exhibit laminar and cross stratification. It should be noted that there is no economic mineralization in the Capas Rojas Member. Overlying the Capas Rojas is the Carmen Member, made up of a series of conglomerate and limestone units interbedded with beds of sandstones, shales, tuffs and volcanic conglomerates with a variable thickness from 80-200 m. The conglomerates are also present, as lenses which are composed of cobbles and rounded quartzites and limestones gravels in a sandy clay matrix in a calcareous cement.

Where the mineralized veins cross cut the coarse sandstone and conglomerate layers, replacement of limestone clasts and calcareous matrix has occurred.

The Carlos Francisco Formation, a thick series of volcanic rocks overlying the sedimentary rocks, has been divided into three members:

1.	The Tablachaca Member, which overlies the Carmen Member, is composed of a 150-200 m thick succession of volcanic rocks made up of tuffs, breccias, agglomerates and extrusive porphyritic rocks.

2.	The volcanics of the Carlos Franciso Member up to 450 m thick overlie the Tablachaca Member and consist of massive andesitic flows and fragmentals (breccias). The intercalated layers of breccias and porphyritic andesites indicating the top, bottom and center of the flow. The breccia beds consist of angular, porphyritic fragments, of generally a green colour that are enclosed in a matrix of red coloured, porphyritic rock.

3.	The Yauliyacu Member, composed of tuffs, conformably overlies the Carlos Francisco volcanics. The tuffs are fine-grained and red in colour and have a vertical thickness of 50 m.

The Bellavista Formation overlying the Carlos Francisco Formation outcrops in the southern part of the property and exhibits a varied vertical arrangement of sediments and volcanics.

The principal sediment facies are limestones and siliciclastics (sandstones to siltstones) while the volcanics range in composition from tuffs to andesites. A prominent characteristic of the formation is the presence of thin beds of grey limestones with the occasional dark grey interbedded limestone. The dark grey limestone beds containing nodules of quartz or fragments of fine grain tuffs and red shales.

Overlying the Bellavista Formation is the Rio Blanco Formation composed predominately of finely bedded volcanics, mainly red, lapilli tuffs with interbedded breccia units. The base of the formation is marked by some interbeds of limestone.

The Quaternary geology in the Casapalca area is represented by a series of glacial deposits and recent formations.

Intrusives
Various intrusives of Tertiary Age are commonly observed in the northern part of the Yauliyacu property of intermediate composition and chemically similar with a high content of soda although the intrusives vary in texture and alteration.

Dykes and stocks of the Taruca porphyry intruding the volcanics occur in the southeast part of the property. One of these stocks, elongated in a north-south direction outcrops on the Taruca Mountain.

Three major, more or less parallel, inverse faults cut the area: the Infiernillo striking N38°W and dipping 70°SW; the Rosaura striking N43°W and dipping 80°SW (contains mineralization); and, Americana striking N38°W and dipping 70°NE. In the SW of the district, the Rio Blanco Fault has a strike close to N35°E, paralleling the m and C system of veins. Underground the Grand Fault strikes N55°W displacing the veins.

The mineralization of the Casapalca district is of hydrothermal, polymetallic, vein-type occurring as either narrow veins or as disseminated orebodies in late Cretaceous to Tertiary volcaniclastic and fluvial sediments. The mineralization crosses the stratigraphic sequence, however, it is concentrated within the Casapalca and Carlos Francisco Formations.

8. DEPOSIT TYPES

The Yauliyacu deposit is described as a hydrothermal polymetallic vein type deposit, believed to result from circulating hydrothermal fluids that extracted, transported and then precipitated the sulphide minerals into open space fillings and as replacement bodies. Chloride-rich brines and recirculating meteoric waters interacted to produce the ore fluids which as a result of decreasing pressure and temperature and reaction with the wallrock, or by the mixing of fluids precipitated the sulphides. The origin of the metals is thought to be either magmatic, or from the interaction of the fluids with the country rocks accumulating the metals.

Characteristic of this type of deposit is the problem of the continuity of the mineralization and the mineralogical variations along the vein system. As the hydrothermal fluids precipate the sulphides, so changes the chemical composition of the fluid, thus producing a continually varying chemical and mineralogical deposition along the vein.

9. MINERALIZATION

The mineralization of the Casapalca occurs in two forms as hydrothermal polymetallic veins and as disseminated orebodies. The veins are known to be up to 5 km along strike on surface of which 4 km have been exposed underground. Typically the veins are 0.3 to 1.2 m in width with a known vertical range over 2 km. The major vein structures dip 60° to 80°NW. Strike slip faulting, prior to the mineralization event, has controlled the vein structures with the formation of duplexes (a strike slip duplex is a set of horizontally stacked horses bounded on both sides by segments of the main fault). Often observed is hydrothermal brecciating of the host rock linking faults.

In the veins, the ore forming minerals are mainly sphalerite, galena, tetrahedrite, tennantite and chalcopyrite and the typical gangue minerals pyrite, quartz, calcite, rhodocrosite, dolomite, sericite and manganiferous calcite.

A mineralogical study of the vein mineralization indicated a cross cutting relationship of four different stages of fluid movement and precipitation as follows:

First stage:	NE-SW veins with Zn, Pb, Ag and Cu polymetallic mineralization.
Second stage:	N-S veins with Cu mineralization.
Third stage:	E-W veins with Ag and Pb.
Fourth stage:	Gangue fluid deposition of quartz and carbonates.

The mineral paragenesis (Figure 6) is based on a study by Rye and Sawkin.

The summary of the mineral paragenesis highlights the initial mineralization temperatures at 370°C terminating at about 200°C. The salinity of the mineralizing fluids is estimated to have varied between four and forty percent NaCl weight equivalent (Independent Mining Consultants Inc. ("IMC"), (1996)).

The main mineralized veins within the Casapalca District are referred to as the principal veins and located in the central part and are those being exploited at depth. The principal veins

SLW PRU \ PRU_06_Paragenesis_Min_Casapalca.dwg
Last revision date: Monday 31 March 2008

Zone	1		2	3	4
Mineralization	Zn/Pb		Cu	Cu/Ag	Gangue
Type of minerals	Sphal-Gal-Pyr		Cp-Pyr	Tna	Qtz-carbonates
Volume	75%		15%	10%	5%
Depositional temperature	370°C		320°C	280°C	200°C

Pyrite
Sphalerite
Galena
Chalcopyrite
Tetrahedrite/tennantite
Bornite
Quartz
Calcite (1)
Dolomite
Calcite (2)
Sulphur essential
Sulfosalts
Post Sulphur

Legend:

- Main mineral(s) deposition
- Mineral occurs
- Mineral occurs only in part of N, O and C veins

Figure 6.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Paragenesis of the Mineralization at Casapalca

Watts, Griffis and McOuat

Graphics by: Watts, Griffis and McOuat

have been named the "L" vein, the "M" vein, the "N" vein and the "N3" vein. The L and m veins have the same strike, N20E and dip moderately west. The N and N3 veins strike east-west and dip steeply north. Offshoots and splays from the main vein structures are a common feature and been given various names. Strong hydrothermal alteration is typical of the veins in the form of silicificaton, pyritization and sericitization occurring near the veins with propylitic alteration extending further away.

The disseminated type of mineralized was discovered in the late 1980s and are referred to as "cuerpos" or orebodies and recently have proven to be an important reserve for the Yauliyacu mining plan. The cuerpo orebodies occur as three different types:

1.	Stockwork and disseminated mineralization in the hanging and footwalls of the large veins with only the large veins previously worked by Centromin. The economic bodies surrounding veins (some less the 1 m in width) can reach up to 8 m in width.

2.	Stockwork and disseminated mineralization in sigmoidal shaped structures occurring at strong bends of the vein.

3.	Stratiform replacement of limestone clasts and the matrix in conglomerates and coarse grained sandstones (Carmen Member) close to cross cutting veins. Large orebodies often occur between two main vein systems. Implying that the mineralizing solutions encountered susceptible horizons (sandstones and conglomerates) with suitable porosity and permeability to permit sulphide deposition. The orebodies can be up to 120 m in length, 15 to 20 m wide and 80 m in depth, and a single orebody of this size represents a mineral resource of more than half a million tonnes. This type of mineralization has dominant propylitic alteration with abundant epidote present. The mineralization at the Yauliyacu mine is zoned both vertically and laterally. Vertical zoning is shown by the presence of high grade silver near surface while high grade zinc occurs in the lowest levels of the mine. Laterally there is a zoning (see Figure 4, mineral paragenesis) centered on the Casapalca Red Beds Zone 1, grading away on both sides into Zone 2 and further away from Zone 2 into Zone 3.

10. EXPLORATION

Exploration at the Yauliyacu mine is carried out by both diamond drilling and by underground development work. Diamond drilling is done from underground stations under contract.

The 2008 exploration program consists of 61,737 m of drilling and 13,481 m of development at an expenditure of US$20.8 million and is being carried out within the current mine infrastructure to upgrade Mineral Resources to Mineral Reserves.

To explore the continuity of the mineralization of the veins M, N and C below Level 3900 and to define new Mineral Resources and their contents of zinc, silver and copper at depth (down to the Graton Tunnel), a drilling program consisting of 18,195 m of diamond drilling and supporting underground development has been planned at a projected cost of US$13.481 million (Figure 7).

The exploration target, below Level 3900 to the Graton Tunnel level, is estimated to have 4 to 6 million tonnes at an anticipated silver grade of 202 g Ag/t (Figure 8).

The underground exploration by Yauliyacu (after Centromin) has successfully, since 1997 up to the present, replaced the ore mined and maintained an average yearly Mineral Resource of 14 million tonnes including mineral reserves (Table 4). The significant increase in 2007 total resource reflects the new horizontes mineralization and expanded deep resources.

TABLE 4
HISTORICAL MINERAL RESOURCE (1999-2007)
Year	Dmt	Zn (%)	Pb (%)	Cu (%)	g Ag/t
1999	13,934,450	4.83	2.93	0.57	374
2000	13,785,210	4.57	2.55	0.55	336
2001	12,670,050	4.61	2.45	0.57	347
2002	13,489,300	4.98	2.75	0.54	333
2003	15,773,470	4.51	2.54	0.50	329
2004	15,344,620	4.51	2.47	0.48	305
2005	13,781,320	4.18	2.22	0.45	312
2006	13,902,130	3.87	1.94	0.44	263
2007	20,518,580	3.66	1.53	0.43	217

The anticipated exploration and development expenditures from year 2008 to 2025 are projected at US$240.5 million, or an average yearly expenditures of US$13.4 million.

SLW PRU \ PRU_06_Master_Plan_Years.dwg (Layout: 20k)
Last revision date: Monday 31 March 2008

Watts, Griffis and McOuat

CF 2400-N
CF 1600-N
CF 800-N
CF 000
CF 800-S
CF 1600-S
CF 2400-S
CF 3200-S
CF 4000-S
CF 4800-S
N33°E
N62°E
N48°E
5000m.El.
4500m.El.
4000m.El.
3500m.El.
3000m.El.
Carlos Francisco Shaft
Inclined Shaft
Grand Fault
RP-816
RP-762
RP-731
Central Shaft
Consuelo Raise Borer
Juanita Chimenea
Antuquito Level
BELLAVISTA TUNNEL
RP(-) 211
RP(-) 560
Aguas Calientes
Deeping Shaft
Raise Borer
GRATON TUNNEL
km 11 750
km 11
km 10
km 9
DDH
200
800
1200
1700
2100
2700
3000
3300
3600
3900
5200
Graphics by: Watts, Griffis and McOuat

Scale 1 : 20,000

0 200 1,000

Metres

Legend:

2005	2011 developing	2011 developing
2006	2012	Existing DDH
2007 DDH	2013	Proposed DDH
2008 DDH	2014 developing and deeping of shaft	
2009 study		
2010 development and deeping shaft		

Figure 7.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Master Plan Years 2005-2014

SLW PRU \ PRU_11a_Potencial_12_5k.dwg (Layout: 12.5k)
Last revision date: Friday 28 March 2008

Watts, Griffis and McOuat

1600N
1200N
800N
400N
000
400S
800S
1200S
1600S
2000S
2400S
2800S
UNIDAD SUR
UNIDAD NORTE
Nv.H0
Nv.H3
Nv.400
HUAMANTANGA
PURUCHUCO
JIRCA
ANIMAS
SAN ANTONIO
CONSUELO
ESPERANZA
SIRENA
SAN CARLOS
JUANITA
1700
2700
3900
Legend:
More than 20 oz Ag
10 - 20 oz Ag
Less than 10 oz Ag
DDH completed
DDH non economic
DDH proposed 2008
Projected workings
Scale 1:12,500
0
125
625
Metres
Figure 8.
SILVER WHEATON CORP.
Yauliyacu Mine
Lima Province, Peru
Budget 2008 Exploration Development
Diamond Drilling Deep Project
Graphics by: Watts, Griffis and McOuat
After: UNIDAD MINERA YAULIYACU

PLOT SCALE FOR 11X17 AT 1:12.5k

11. DRILLING

Diamond drilling is of BQ/HQ size with excellent core recovery in the range of +95% (Figure 9) at a drilling (only) cost of US$50/m in 2006. Drilling is carried out throughout the year by 9 machines and crews under contract. Later at the core shack, detailed logging is carried out, the core sample intervals marked, half-split by diamond sawing, bagged, tagged and shipped to the mine laboratory for analysis.

All operations observed were being done in a professional manner. Core boxes are well marked and stored orderly for future reference.

Average drill costs for 2006 = US$50/m (75% of drilling will be BQ/NQ).

SLW PRU \ PRU_09_Diamond_Drill_Core.dwg (Layout: 1k)
Last revision date: Monday 31 March 2008

DDH 1206 -16 0.56m, 13.33%Zn, 1.53%Pb, 0.40%Cu y 3.38 OzAg 121.56 US$/Ton

INICIO
70.62 -71.18

DDH 1706 -12 0.50m, 5.41%Zn, 4.01%Pb, 0.68%Cu y 17.23 OzAg 143.08 US$/Ton

INICIO
115.00 -115.50

Figure 9.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Diamond Drill Core

Watts, Griffis and McOuat

12. SAMPLING METHOD AND APPROACH

Other than the control samples collected daily at the mill for material balance, two principal types of samples are collected daily from the mine workings.

  samples of the veins/mineralized zones exposed by the mine workings; and

  samples of the diamond drill core from the exploration/development drilling.

Channel samples are collected by the Geology Department by hand (hammer and chisel) across the vein every two metres. Care is taken to collect samples that are representative of both hard and soft portions and collected according to changes in mineralization. Sample lengths vary between 0.1 m and 1.0 m with a minimum weight of 3 kg/m of sample. Separate samples are collected from the hanging and footwall as well as from the veins/cuerpos.

The channel samples are no longer reduced in the mine as previously during the WGM visit in 2006 and the entire channel sample is sent to the mine sample preparation laboratory for sample preparation.

Locations to be channel sampled are marked on the rock face by the Geology Department with yellow spray paint. Later, the economic widths of the veins are marked in the stopes as well where disseminated mineralization occurs, again with yellow paint.

Diamond drill sample intervals, after detailed logging, are marked by the geologists to be sawn in half, bagged, tagged and sent for analysis to the mine laboratory. The entire process of sample collection and recording are conducted in a professional manner.

13. SAMPLE PREPARATION, ANALYSES AND SECURITY

The Yauliyacu laboratory sampling preparation procedure analysis is done completely in-house as follows:

  The individual channel sample or the entire half-split core is passed through the first stage crusher (set at -2¼ inch);

  The entire -2¼ inch sample is passed through the second stage crusher (set at -10 mesh);

  The sample is reduced to about 150 g by a Jones Riffle Splitter (approximately three splits);

  The 150 g is pulverized and after verification of a sieve test of 95% -150 mesh the sample is homogenized; and

  A 0.2 g sample is extracted, bagged, tagged and sent for Atomic Absorption Spectrometer ("AAS") analysis for Pb, Zn, Cu and Ag.

The qualify control in the mine analytical laboratory is achieved in several manners taking into account the AAS analytical method and its sensitivity to temperature changes, particularly at the high altitude of Yauliyacu. The laboratory uses an in-house standard whose metal contents are well known as it is based on the head grade sample concentrate as follows:

Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Fe (%)
0.31	1.26	3.38	160	6.25

The in-house reference sample is added to the sample stream every twentieth sample and is used as a correction factor for the readings (caused by fluctuating temperature during the time to analyze the twenty samples). From the differences between the two readings of the in-house sample, a correction factor is calculated and the correction factor is applied to the readings of the twenty samples of the batch.

The Yauliyacu laboratory employs the use of international standard samples and blank samples in the sample analytical routine.

A series of tests were done to test the analytical precision at Yauliyacu by running analyses on duplicates samples on more than 300 samples over a 4 week period. Since a random selection of samples were analysed each day during the four week period, this provided an overall view of the precision. The analytical results of samples were plotted on graph paper with all sample results plotting within the 10% line, with the majority of the results plotting in the right hand corner. The analytical precision was thus acceptable and the AAS analytical method for the samples was also acceptable.

Sample security at the mine is provided by a well established control for the bagging, tagging and daily processing of the numerous samples collected at the mine.

14. DATA VERIFICATION

Considerable studies have been carried out by Quenuales to determine why the silver grades in the past, up to year 1999, as indicated in the estimated mineral reserves were not obtained in the production at the Yauliyacu plant. These differences caused by over estimation and/or inadequate mining methods had been previously reported by IMC (1996) and by m. Biste (1998), and while certain changes in analysis and interpretations were assumed in early 1999, it was not until June 1999 that a proper testwork was outlined and modifications and improvements introduced.

IMC in their report "Technical Opinion on the Outlook for the Casapalca Mine, Peru" stated:

"IMC considers that the grade of the proven and probable reserve in the Centromin 1996 statement regarding the main mine is overstated. The overstatement, which started in 1991, is evident from a comparison of the grade of reserves with the grade of actual production. Reasons for the overstatement since 1991 include: change in reserve calculation methodology in 1991; greater-than-budget dilution in the mining operation; and likely sampling errors due to the softer nature of the minerals of value as compared to the vein filling and country rock."

Note: Prior to Quenuales's purchase of the Yauliyacu Mine in 1997, the Casapalca Mine included both the present Casapalca Mine and the Yauliyacu Mine.

In 1999, CIMM Peru (a Peruvian assaying laboratory) was contracted to review the Yauliyacu laboratory facilities and introduce a new quality control of sample preparation and assaying. Several controls were introduced and test samples sent to ALS laboratory in Lima showed no significant differences with the Yauliyacu laboratory results after the controls were introduced, however, since both laboratories use the AAS method of analysis, it was questioned whether the 0.2 g subsample might be too small to adequately test the possible distribution variability of high grade silver i.e. nugget effect. However, 150 high silver grade samples, each twice analyzed with a 25 g sample fire assay at the CIMM Peru lab showed no significant differences between the AAS results.

To check sampling quality control, it was noted that the weight of the sample had been decreasing as the sample length increased. To rectify this problem, the channel length was reduced and sample weight increased to a minimum of 3 kg/m.

Next, after resolving the mine laboratory problems, the mineral reserve estimates based on Centromin data were studied by a resampling program with nine blocks sampled every 10 m along the veins, as well as the hanging and footwalls. No big differences could be observed in the resampling or in the mineral resources/reserves estimates.

High silver values in the mineral reserves had been confirmed by the same sampling method i.e., hammer and chisel, used both by Centromin and by Yauliyacu where because of the soft mineralized veins cutting very hard silicified rocks it was suspect that the soft vein material was 'high-grading' the sample. In order to get a more representative sample to calculate a correction factor of mineral resource estimates, a program using a pneumatic saw was started. The mean values from the pneumatic program were significantly lower than the conventional hammer and chisel sampling method: -14.9% Zn, -23.2% Pb, -9.8% Cu and -14.5% Ag.

Statistical methods were applied to 2,000 samples of the mineral reserves estimates for year 2000 and these samples with a normal distribution showed a mean mathematical value of 249 g Ag/t, however, when a log normal distribution was applied to the same samples, the mean value showed 202 g Ag/t. However, more detailed statistical studies are required to use statistical methods to apply corrections to mineral reserve estimates.

To compare the sampling of insitu, a muck sampling program on the transport belt between the jaw crusher and ball grinding mill was conducted from January to October 1999, and gave a significantly lower value of 174 g Ag/t when compared to the estimated mineral reserve value of 210 g Ag/t. It was believed it could possibly be caused by the ratio of the mined high grade veins to the low grade "cuerpo" bodies and/or by the mining activity in lower grade zones, however the 174 g Ag/t was significantly higher than the production figure for the same period which was 144 g Ag/t.

A sampling program was carried out to test how much of the fine grained material was being lost in the backfill after blasting and mucking. Samples were collected every 50 cm in the backfill. High grade values were found down to a depth of 30 cm confirming a loss of the fine grained silver.

Also to test the influence of cyanide (where 20 g of cyanide is added for metallurgical reasons to the ball grinding mill) sampling was carried out before and after the cyanide had been added, however, the test showed that the addition of cyanide had no influence on the Ag content of the ore.

A detailed analysis of the working procedure in the Geology Department was conducted to better understand the amount of ore mined and to control dilution and give more confidence in the data. Several problems were detected during the analysis. Improvements in the quality control of data acquisition were introduced and new standards for sampling and quality control were established for the geology and engineering departments.

As a result of the various uncertainties in the grade estimations of the Mineral Reserves, a new correction factor, the mine call factor ("MCF"), was introduced to down grade the values of the Mineral Resource estimates.

In summary, the silver grade problem in Yauliyacu is very complex and does not have a simple solution, however, based on the various data verification studies carried out the following conclusions were made:

  the resampling programs and the applied corrections give a higher confidence level for the old Centromin data;

  the ratio between the mined lower grade cuerpos and the high grade veins is very important and needs to be adjusted to control Ag production however it is believed that the ratio of the cuerpos to the high grade veins will decrease with depths and the grade of the Ag production is expected to increase;

  various improvements in the mining and geology departments have minimized the dilution in the veins; and

  results of the muck and chute samples indicate that dilution is already included in these samples.

Table 5 illustrates the production for 2004 and forecasted for 2005 compared to that budgeted i.e., Mineral Reserve, and shows the percentage performance it shows good comparison for Zn and Pb but is only 88% for silver.

     TABLE 5
PRODUCTION 2004 AND 2005

	Real	Forecast	Budget	Performance
	2004	2005	2005	(%)
Ore treated (t)	1,246,847	1,239,409	1,236,000	100
Zn %	2.97	2.94	2.88	102
Pb %	1.44	1.33	1.39	96
Cu %	0.27	0.30	0.26	114
g Ag/t	154	139	157	88
Zn concentrate (t)	54,889	54,492	53,625	102
Zn %	58.05	57.73	57.50	100
Recovery %	86.20	86.48	86.68	100
Fine Zn (t)	31,863	31,461	30,834	102
Bulk concentrate (t)(*)	30,430	30,847	29,747	104
Pb %	50.54	45.71	50.16	91
g Ag/t	5,126	4,451	5,308	84
Recovery Pb %	85.95	85.43	87.01	98
Recovery Ag %	81.08	79.69	81.35	98
Fine Pb (t)	15,379	14,100	14,921	94
Fine Ag (oz)	5,014,864	4,413,895	5,076,424	87
Zn equivalent production*	49,248	46,151	50,402	92

* Budget prices per year

During WGM site visit of 2006, two character samples of drill core (1/4 core) were collected by WGM and carried to Canada and sent to ALS Chemex laboratory, Vancouver, BC for sample preparation and analysis. The samples confirmed the mineralization reported and gave the following results:

Drillhole		From	To	% Zn	% Pb	% Cu	g Ag/t

ALS Chemex:	1206-16	70.62	71.18	18.95	0.70	0.52	115
	1706-12	115.0	115.50	5.09	3.38	0.53	357

These values agree favourable with the results of the ½ core of the same drillholes by the Yauliyacu laboratory.

Drillhole		From	To	% Zn	% Pb	% Cu	g Ag/t

Yauliyacu:	1206-16	70.62	71.18	13.33	1.53	0.40	105
	1706-12	115.0	115.50	5.41	4.01	0.68	536

WGM did not collect any samples for analysis during the 2008 site visit but WGM does recognize that Yauliyacu is aware of the critical need to assure that the sampling procedures are conducted in a professional manner to assist in determining the differences in the estimated mineral reserves and the metal production in the plant.

15. ADJACENT PROPERTIES

In the immediate area of Yauliyacu Mine only three properties with mining/exploration activity are those of Cia. Minera Rosaura S.A. ("Rosaura"), the Cia. Minera Casapalca S.A. ("Casapalca"), and the CIMALSA Mine. The Rosaura Mine concessions are owned by Quenuales and are optioned to Rosaura by Quenuales where an exploration program is underway. It is agreed that any mineral reserves found on the Rosaura property will be processed at the Yauliyacu Mine. Also non-metallic producer in the south on the property limit CIMALSA mine, Calera Limestones.

The Casapalca Mine produced 45,000 tonnes per month in 2005.

The following are small concessions holdings (see Figures 2 and 3) are all without any mining/exploration activity and are concessions showing very minor pitting or with outcrops exhibiting weak alteration:

  To the northwest of Concession Casapalca 1 are located adjacent concessions that were requested for non-metallics and contain a few isolated pits with no mineralization of importance;

  To the northeast of Concession Casapalca 2 are small adjacent concessions containing small pits that show weak propylitization alteration associated with structures of a few centimeters width;

  To the east of Concession Casapalca 3 and Casapalca 5 are small adjacent concessions claimed for metals showing isolated outcrops with propylitization and weak argilitization alterations;

  To the west of concession Centromin 18 are scattered outcrops and pits showing alteration associated metallic mineralization;

  To the west of concessions Centromin 19, Milagros Alexandra 1, Casapalca 4, and Casapalca 20 are scattered outcrops, pits showing weak alteration associated with metallic mineralization;

  To the east of concession Casapalca 20 are a few small isolated pits with argilitization associated with centimeter wide structures;

  Adjacent to concessions Casapalca 19, Los Balcanes 1-81 and Balcanes 1-82a are outcrops with relatively important metallic mineralization present;

  To the west of concessions, Casapalca 12, 13 and 15, are a few outcrops and pits; and

  To the east of concessions Casapalca 16, 17, 18, 12 and 8 are a few outcrops and pits.

16. MINERAL PROCESSING AND METALLURGICAL TESTING

16.1      GENERAL

The Yauliyacu Mine is located on the steep walled side of the Rimac Valley in the Cordillera de los Andes. The early mining activity started in areas of outcrop near the mountain summit east of the valley and progressed deeper into the mountain over the operating history. Historical and active underground mine workings now span from the 5,000 m elevation near the summit to the 3,930 m asl elevation with a number of adits into the mountainous terrain that hosts the mineralization. The milling facilities are located at the 4,200 m asl elevation with tailings pumped to a tailings dam further up the valley and located 260 m above the milling facility at an elevation of 4,475 m asl.

The underground mining is carried out both above and below the milling facility elevation with the ore transported to surface in a rail haulage system. Mine production above the rail haulage is handled through an ore pass system with production below the rail haulage level hoisted in an internal shaft. The underground mining operation employs mechanized mining methods using trackless equipment wherever possible with some of the equipment specially adapted for operation in narrow veins. Principal mining methods employed include sub-level stoping, open stoping, and cut-and-fill plus minor shrinkage stoping. An electric rail haulage system is used on the main 4210 haulage level to bring ore to the surface as well as transportation of materials and personnel. Access to the deeper mine levels is via spiral ramps from level 3900.

The modern mill facility has a conventional flowsheet employing differential flotation that currently produces two concentrates but has the installed capacity to also produce the copper in a separate concentrate.

The Yauliyacu operation has sustained production for more than 100 years with the mine progressing from a small scale operation in the 1950s at 290,000 tpy to 1.26 million tpy. The operation was nationalized under Centromin in 1974. Since Quenuales took over operations in 1997, mine ore production has essentially doubled; however, the grades of the two primary ore metals, Zn and Ag, have declined resulting in reduced concentrate and metal production. In 2006 and 2007 silver production amounted to 4.1 and 3.7 M oz. respectively. However, with increased mine production rate, and ore grades stabilized near current levels, silver production is expected to increase to over 6 M oz. annually.

In late 2007, production at Yauliyacu mine was impacted by a labour disturbance at the neighbouring Casapalca Mine resulting in production shortfall of 3% for the year. Production in 2007 amounted to 1.18 Mt ore. The 2008 budget is for 1.35 Mt ore production; forecast production is to achieve 1.98 Mt ore annually by 2010.

Table 6 shows the historical production of the mine since 1950 and shows the annual capacity increases achieved by Quenuales since 1997. The table also shows the decreasing grade of the two primary metals.

 TABLE 6
YAULIYACU HISTORICAL ANNUAL PRODUCTION

Year(s)	Production	Zn	Silver	Pb	Cu
	TPY	%	g/t	%	%
1950 -1960	290,000	6.45	231	n/a	n/a
1961 - 1970	444,000	4.60	216	n/a	n/a
1971 - 1980	595,000	3.31	182	n/a	n/a
1981 - 1990	802,000	2.63	177	n/a	n/a
1991-1996	646,000	3.35	141	n/a	n/a
1997	776,631	3.12	152	1.19	0.33
1998	801,419	3.25	150	1.00	0.32
1999	954,845	3.56	140	1.11	0.31
2000	1,031,166	3.66	141	1.23	0.31
2001	1,117,901	3.50	143	1.37	0.27
2002	1,215,201	3.43	139	1.43	0.27
2003	1,248,916	3.26	141	1.40	0.24
2004	1,246,847	2.97	154	1.44	0.28
2005	1,239,743	2.92	138	1.31	0.30
2006	1,235,141	2.68	127	1.13	0.29
2007	1,184,921	2.36	108	0.95	0.28

 16.2         UNDERGROUND OPERATIONS

16.2.1      GENERAL

The Yauliyacu underground mining operation is accessed by a series of adits in the mountainous setting of the mine with the main access located at the 4210 level. The mine has 26 levels, including four main operating levels, at approximately 60 m spacing. The mine is currently divided into six separate operating Sections, each managed by an individual mine foreman (Figure 10). A seventh Section will soon be created with development of the lower mine levels. Section III, comprising upper portion of the mine, will soon end production.

Communications in the mine have been modernized over the past two years with the installation of fibre optics cabling that enables personnel in underground offices to prepare production reports online. Modern mine planning utilizes both Datamine and AutoCad to support production and mine development planning.

Production has been sustained historically from a combination of narrow vein mining and mining of wider zones in the veins; the latter are referred to as cuerpas or "orebodies" to distinguish them from veins. Mining has progressed from above the mill elevation to the current mixture of production from both above and below the main haulage level.

A unique feature of the mining district in the region was the development of the 11.5 km long Graton Tunnel at the 3,240.5 m elevation that underlies the active mining areas. The tunnel was developed in the 1960s by Cerro de Pasco Corp. in part to access water for the city of Lima. The tunnel now also serves to drain the ground water in the mining district above as well as providing a ventilation opening. The tunnel drains water to the Rimac River which flows to the Pacific coast at Lima.

Mine production since 1997 has been 70% from orebodies and 30% from narrow vein mining. In 2005-06 production at Yauliyacu shifted to 65% vein mining with higher associated costs for both development and production. In 2007, mining from orebodies was increased to 48% of total production. The 2008 Budget forecasts 61% of production from orebodies. Currently, 52% of Proven and Probable reserves are in orebodies. Exploration and mine development efforts continue to focus on delineation of additional high productivity, bulk mining opportunities. Current long range mining plans forecast approximately 40% of future production to be sourced from orebodies.

Production from Yauliyacu Mine is planned to increase almost 60% to two million tonnes per year by 2010. Improvements required to support the expansion include:

  accelerated ramp and level development of the lower mine to access the ‘horizontes’ orebodies that will be mined by highly productive longhole stoping method;

SLW PRU \ PRU_13_Long_Sect.dwg
Last revision date: Monday 31 March 2008
Watts, Griffis and McOuat

LEVEL (Old)
LEVEL (New)
ALTITUD (m.s.n.m.)
Lv.HA 5000 4992
Lv.H0 4940 4939
Lv.H1 4860 4862
Lv.H2 4800 4802
Lv.H3 4710 4714
Lv.200 4640 4644
Lv.400 4580 4584
Lv.600 4540 4538
Lv.800 4490 4491
Lv.1000 4420 4420
Lv.1200 4360 4359
Lv.1400 4310 4308
Lv.1500 4260 4259
Lv.1700 4210 4212
Lv.1900 4150 4153
Lv.2100 4090 4094
Lv.2300 4040 4038
Lv.2500 3980 3983
Lv.2700 3930 3927
Lv.3000 3850 3853
Lv.3300 3780 3777
Lv.3600 3710 3713
Lv.3900 3650 3649
Lv.4100 3590 3587
Lv.4300 3530 3528
Lv.4500 3470 3468
N
E
S
IGHI ZONE
SOL ZONE
SECCION III
SECCION I
SECCION II
SECCION IV
SECCION V
SECCION VI (VETA C)
Nv. H1
Nv. H2
Nv. H3
Nv. 4640 (200)
Nv. 4580 (400)
Nv. 4490 (800)
Nv. Principal 4210 (1700)
Nv. 3930 (2700)
Nv. 3650 (3900)
Nv. 5000 (HA)
Nv. 4940 (H0)
Nv. 4860 (H1)
Nv. 4800 (H2)
Nv. 4710 (H3)
Nv. 4640 (200)
ALIMAK GLORIA
ORE PASS 6
Long: 730 m
ALIMAK SAN JUAN
Long: 355 m
EX-PIQUE 200
Long: 167 m
ORE PASS 5A
Long: 665 m
ORE PASS 9
Long: 440 m
ORE PASS 10
Long: 665 m
EX-PIQUE 800
Long: 279 m
ORE PASS 8
Long: 380 m
VENTILADOR 100,000 cfm
PLANTA CONCENTRADORA
CHIMENEA JUANITA
Long: 760 m
R.B. CONSUELO
Long: 563 m
INCLINED
Long: 458 m
Long: 600 m
Bocamina 27 Yauliyacu
PIQUE AGUAS CALIENTES
Long: 290 m
Ch. Ventilación
RAMP 3900
RAISE DE DRENAJE
Long: 398 m
Distance M.S. to Rp.
1568 m
Distance M.S. to Aguas Calientes Shaft
1428 m
Distance Rp.to Aguas Calientes Shaft
3251 m.s.n.m.
Distance Stopes – Shaft = 580 m.
Distance Stopes – Shaft = 1100 m.
TUNEL GRATON (11,750 km)
100,000 cfm
San Mateo
VERTICAL DISTANCE FROM LEVEL H1 TO LEVEL 3900 – 1275 m
VERTICAL DISTANCE FROM LEVEL H1 TO LEVEL 4500 – 1475 m
VERTICAL DISTANCE FROM LEVEL H1 TO GRATON TUNNEL – 1670 m
Graphics by: Watts, Griffis and McOuat
After: UNIDAD MINERA YAULIYACU

Figure 10.
SILVER WHEATON CORP.
Yauliyacu Mine
Lima Province, Peru
Mine Longitudinal View

  development of increased rail haulage capacity on 3930 level for shipping ore directly to Rosaura mill;

  additional 600,000 cfm capacity ventilation to support increased development and production from the warmer lower levels of the mine;

  increased central shaft skipping capacity (from 140 t/h to 220 t/h) to accommodate increased production from lower levels

16.2.2      MINING METHODS

The Yauliyacu mining operation currently employs a number of mining methods to extract the mineralization. These include open stoping in the wider "orebody" areas of the veins to narrow vein methods using cut-and-fill and shrinkage. In areas where the geometry of the narrow veins allows, long-hole mining is being used with holes varying between 14 to 18 m in length. In the narrower veins and down to the limit of the mining width, hand held drilling is employed. Wherever possible, trackless equipment is utilized for drilling and mucking.

Mine planning uses a minimum mining width of 0.8 m which is increased to an actual mining width of 1.1 m with the added dilution. Mine production of ore and excess waste above the main rail haulage level at 4210 is hauled to an ore and waste pass system in the hanging wall formations that drops it to loading chutes above the rail haulage. To ensure the mine has the ongoing production capacity and flexibility requires the operation to maintain in the order of 90 areas available for production with up to 40 of those active in any particular month.

A system of internal ramps to the main haulage levels is developed in either 3 m by 3 m or 3.5 m by 3.5 m headings to accommodate the mine haulage trucks and access to the main levels with the ore and waste pass dump points. Mine production below the 4210 elevation is handled by a 640 m internal shaft that hoists the ore and waste to the rail haulage level. The shaft has 12 tonne skips and typically handles 80,000 tonnes per month of ore and waste. The capacity of the shaft hoisting system is being increased 57%, from 140 tph to 220 tph, as a significant component of future mine production will be hoisted from below the 4210 level. Increasing hoist speed and development of additional ore passes has been budgeted for US$1 million capital expenditure in 2008.

Plans are also underway to develop increased haulage capability on the 3930 level through enlarging of the drift cross-section to accommodate planned rail haulage to the Rosaura Mill.

Larger locomotives and 10 tonne ore cars will be purchased for the rail line which will supply 1,800 to 2,000 tpd ore to Rosaura.

16.2.3      MINING EQUIPMENT

Wherever possible the underground operation at Yauliyacu is supported with trackless equipment that, in some cases, is designed for the narrow mining widths encountered. The range of equipment types is extensive with scooptrams from 0.5 cubic yard up to 3.5 cubic yard. The larger scooptrams are equipped with remote control to allow operation in the wider zones mined by open stoping. Special narrow width jumbo drills are used for mining in narrow veins.

The current mobile mining fleet consists of 10 microscoops (0.5 – 0.7 yd3); 23 scooptrams (1.0 – 3.5 yd3); 3 trucks (13 – 16 t); and 7 jumbo hydraulic drills. The majority of the equipment is less than 10 years old; servicing and maintenance is performed in well-equipped maintenance shops located underground in each mine section.

The electric rail haulage system is used for the transport of personnel, materials and ore and waste on the main 4210 haulage level. A second rail haulage system is planned for the 3930 level to transport ore to Rosaura mill for processing.

16.2.4      GROUND SUPPORT

In general, the ground conditions at Yauliyacu in the main access and travel ways do not present any special requirements to maintain safe openings. In the early history of the mine more difficult areas and fault zones had timber support installed which still serves some of the mining area accesses where ground conditions warranted. Steel arches with timber lagging are typically used when mine development is required to cross through old mined-out stopes.

In active production areas ground conditions are usually good and there is limited rock bolting or shotcrete required. In mining areas where backfill is required, waste rock is currently used. Sand backfill has been used in some of the cut-and-fill areas below the 4210 elevation but use of the costly paste backfill plant was discontinued during the period of low metal prices. Plans are now to start up the paste backfill plant to provide ongoing backfill for the mining operation.

16.2.5      MINE VENTILATION

The underground workings are ventilated by a series of surface ventilation fans located at the portals of adits and raises on surface that have a total capacity of 850,000 cfm. In progress is a plan to expand the total mine ventilation capacity to 1,100,000 cfm. Three ventilation raises totalling 950 m in length and 3 m diameter will be driven to surface in 2008 using alimak equipment. In addition, three new 200,000 cfm capacity ventilation fans will be installed on the new raises to provide additional mine exhaust capability.

16.2.6      MINE DEWATERING

The Yauliyacu underground mine has a unique dewatering method using the 11.5 km Graton Tunnel developed in the 1960s period of the district to access water for the city of Lima. The tunnel is now used to collect ground water that was interfering with development and operation of the mines above. The quality of the water in the tunnel is continuously monitored by the Quenuales with reviews by the state. The mining operations must closely control any possible sources of contamination in the mine discharges. The Graton Tunnel flow joins the main Rimac River channel flow at the highway and flows to the Pacific coast at Lima.

In order to provide for more capacity for sedimentation and better control of any possible release of non compliant water, Yauliyacu has budgeted US$348,000 for capital expenditure in 2008 to improve the underground drainage system. Plans include recirculation of acidic mine waters to the Mill as well as treatment in the new mine effluent treatment plant.

16.2.7      MINE DILUTION

The Yauliyacu mining operation applies mine dilution criteria to the resources depending on the geometry and planned mining methods to be used for production. The dilution criteria is based on the operating history in the mine as well as more recent investigations by Quenuales in comparing mined grades to reserve grades to allow for better reconciliation of mining reserves and production grades.

The dilution criteria ranges from the addition of 0.5 m on both the hanging and footwall of sublevel stoping to the addition of 0.1 m for open stoping in areas where there are good ground conditions. For shrinkage, sub-level stoping, and cut and fill mining 0.15 m is added with 0.25 m added for the orebody zones to both the hanging wall and footwall. All dilution is added to the resources at a zero grade although some zones of disseminated mineralization occur.

In 2007, the value per tonne of ore produced was typically 75–95% of plan on a mine Section basis and 85% of plan for the entire mine. Grades achieved were low 92% of the time confirming an ongoing problem of accurately predicting metal production. Similarly, in 2006 the value per tonne of ore produced was 90% of the planned value for the total mine. Studies are continuing in an attempt to understand the variance.

16.3         CONCENTRATOR OPERATIONS

16.3.1      GENERAL

The Yauliyacu concentrator is located immediately adjacent to the main mine access at elevation 4,210 m asl. Despite the steep terrain of the mill location, the installation is a modern milling facility that has been upgraded during the expansion of the capacity to 3,600 tpd in the 1998 to 2001 period. The concentrator has three flotation circuits with the capacity to produce three separate concentrates of zinc, lead and copper but current smelter terms make it more favourable to produce the copper with the lead in a bulk concentrate. All concentrate is currently trucked from the minesite as the local railway is capacity-limited.

Due to the steep walled valley with the small river and highway, the mill site development was restricted to a small area on east side of the valley. The west side of the valley near the mill site has a reclaimed tailings area which is terraced and protected with concrete retaining walls along the river channel. The operating history of the mine has long since exhausted any near mine or downstream potential for the deposition of tailings. The current operation pumps the tailings up the valley to the Chinchan impoundment. Alternatives for tailings disposal for the life of mine are now being reviewed.

The company plans to utilize spare capacity in the nearby Rosaura Mill owned by Perubar S.A. as the mill’s dedicated feed source declines to zero by mid-2009. The mill’s current capacity of 2,400 tpd is based on processing of relatively soft ore. It is expected that 1,800 to 2,000 tpd of low grade Zn-Cu ore from Yauliyacu’s ‘horizontes’ orebodies could be processed in the Rosaura mill following only minor modifications including installation of a crusher and flotation circuit modifications. Ore would be transported from Yauliyacu mine to the Rosaura mill using the mine’s expanded rail haulage capability on the 3930 level.

16.3.2      CONCENTRATOR FLOWSHEET

The Yauliyacu flowsheet employs two-stage fine crushing in a plant located at the mine portal on the 4210 elevation asl with the fine crushed ore stored in four ore storage bins. Primary grinding is carried out in two-stage ball milling in closed circuit with hydro cyclones (Figure 11). Replacement of the cyclones with high frequency vibrating screens to better control sizing and reduce power consumption is scheduled for 2008. The capital expenditure of US$690,000 is expected to generate a 2.5 year payback and ongoing operational cost savings. Both the bulk copper-lead flotation and the zinc circuits have regrind ball mills with three stages of flotation employed in each circuit. The flowsheet has the capacity to produce copper in a separate concentrate but current smelter terms do not support its production. A separate copper concentrate has not been produced since the second quarter of 2003. The metal concentrates are thickened and filtered for truck haulage from the site either to the smelter located in Peru or to an ocean port for transport overseas.

The concentrator tailings are dewatered to a higher density and pumped 5.5 km to a tailings dam located 260 m higher than the mill location using positive displacement pumps. Although the mine has a backfill plant the facility is not currently in operation requiring 100% of the tailings to be pumped to the dam. Capital expenditure in 2008 totalling US$880,000 is planned for refurbishing the paste backfill plant including purchase and installation of a new tailings line and pump to service the backfill plant.

In addition, US$690,000 has been budgeted in 2008 for a new effluents treatment plant to treat acidic mine waters, discharges from the concentrator, and water reclaimed from tailings impoundment prior to recirculation to the concentrator.

SLW PRU \ PRU_07_Yauliyacu_Flowsheet.dwg (Layout: Letter)
Last revision date: Monday 31 March 2008

Crushing
Fine Ore Storage
Reginal Ball Mill
Ball Grinding Mills
Lead/Copper Bulk Flotation
Chinchan Tailing Dam
Concentrate Thicknes + Filters
Zinc Flotation
Concentrate Shipping
Tailing Pumps
Optional Copper Flotation

Figure 11.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Yauliyacu Concentrator Flowsheet

Capacity 3600 tpd

Graphics by: *Watts, Griffis and McOuat*

Watts, Griffis and McOuat

16.3.3      METALLURGICAL RESULTS

During 2007, the Yauliyacu Mill had a zinc recovery of 89.0% to the zinc concentrate and 88.1% lead recovery and ---% copper recovery to a bulk concentrate. Silver recovery in the bulk concentrate was 80.6 while 5.8% was recovered in the zinc concentrate. Table 7 shows the Yauliyacu metallurgical results over the last 4 years of operation.

TABLE 7
YAULIYACU CONCENTRATOR OPERATING RESULTS

		2004	2005	2006	2007
Tonnes Milled	(x 1000)	1,247	1,240	1,235	1,185
Operating Time	(%)	93.6	92.9	92.8	93.6

Head Grade	Zn (%)	3.25	2.92	2.68	2.36
	Pb (%)	1.36	1.31	1.13	0.95
	Cu (%)	0.24	0.30	0.29	0.28
	Ag (g/t)	142	138	127	108

Recovery	Zn (%)	86.2	86.4	88.2	89.0
	Pb (%)	85.9	84.5	85.6	88.1
	Cu (%)	64.4	69.6
Ag (% to Zn conc.)		8.6	7.1		5.8
Ag (% to Bulk conc.)		81.1	78.7	81.2	80.6

Zinc Conc. Grade	Zn (%)	58.1	57.6	56.8	56.3
	Pb (%)	1.3	1.1	-	-
	Cu (%)	1.4	1.2	-	-
	Ag (g/t)	273	213	-	-

Bulk Conc. Grade	Pb (%)	50.6	45.6	45.6	45.0
	Zn (%)	8.7	8.3	-	-
	Cu (g/t)	7.2	8.7	-	-
	Ag (g/t)	5,126	4,463	4,826	4,753

The Yauliyacu concentrator operating history since the most recent expansion to 3,600 tpd shows a high mechanical availability with the annual operating time consistently above 92%. The metallurgical results in the same period have shown slightly improved recoveries of the four metals.

Testwork carried out on the various ore types being mined has shown some variation in the metal recoveries. In the 2007 long range plan metal recoveries are expected to remain essentially the same as achieved in 2007.

16.3.4      BACKFILL PLANT

The Yauliyacu mine operation has a backfill plant designed to produce high density paste fill for supplying the underground workings using a portion of the mill tailings. The plant was shut down in 2002 due to low metal prices and not re-opened. Plans are to refurbish the backfill plant and purchase and install a new tailings pump and a new tailings line in 2009 to feed the plant. The paste backfill plant will have the combined benefit of reducing the surface tailings storage requirements as well as providing the necessary fill required for some of the underground stoping operations.

16.3.5      TAILINGS

The current tailings operation to support the Yauliyacu mining and milling operations are a significant part of the operation due to the location of the tailings dam. The currently active deposition site is located 5.5 km away and 260 m higher than the mill site elevation. The tailings pumping operation uses three positive displacement pumps (800 hp, 700 hp, and 700 hp) for operating and standby capacity to deliver the tailings to the dam. The high density tailings are cycloned at the containment dam with the coarser high density tailings used to build the containment structure and the finer lower density cyclone overflow directed upstream of the dam. A ‘French drain’ system at the foot of the dam facilitates the collection and removal of water infiltrating from the cycloned tailings.

Reclaim water is collected with reclaim pumps located at the upstream extremity of the dam and piped over the containment dam. Drainage water from the catchment basin in which the tailings dam is located is channelled in an open ditch above and around the dam and cascades down the steep slope to the river downstream of the containment structure.

An independent geotechnical analysis of the tailings dam operation in 2004 identified a number of deficiencies with the tailings operation that have been addressed on an ongoing basis. Expenditures on Chinchan tailings structure has totalled US$977,000 over the last two years with an additional US$250,000 budgeted for 2008. Reinforcement of the dam with a buttress of mine waste rock at 2.5:1 slope is progressing. Plans for 2008 include installation of 8 additional piezometers for monitoring; extension of the French drain; and construction of a water collection ditch.

At the time of the site visit, significant water flows were observed in the drainage diversion ditch around the Chinchan dam. The tailing dam buttress was being constructed but was not complete. Construction of the French drain extension and ditch were in progress.

In 2007, Quenuales engaged consultant Vector Peru S.A.C. ("Vector") to develop a comparative study at a conceptual engineering design level between the expansion of the present tailing deposit at Chinchan and the proposed new tailings deposit Tablachaca III. Vector submitted their preliminary report in December 2007 which also included an assessment of the impact of operating the paste backfill plant.

The design basis for the study was to ensure sufficient storage capacity for approximately 19.8 Mt of tailings that would be produced from the processing of 21.3 Mt ore from Yauliyacu. Analysis and design of dam structures and diversions is based on managing a 100 year return precipitation event during operations and a 500 year event after closure.

Table 8 summarizes the identified stages for increasing the dams, the resulting dam height, and the added storage capacity for the Chinchan and Tablachaca impoundments.

TABLE 8.
STAGES FOR INCREASING THE PROPOSED DAMS

Dam	Stage	Height of	Tailings Storage Capacity
		Dam	(coarse and fine)
		(m)	(Mm3 )	(Mt)
Chinchan	Stage 1 (elev. 4490)	79	5.7	8.0
	Stage 2 (Elev. 4499)	88	9.6	13.4
Tablachaca	Stage 1 (Elev. 4221)	55	3.6	5.0
	Stage 2 (Elev. 4232)	68	5.3	7.4
	Stage 3 (Elev. 4252)	8.5	9.6	13.4

Stage 2 of increasing of the Chichan tailings dam and stage 3 for Tablachaca III considers the full capacity of the storage of tailings. The last increase of the Chinchan dam to 4,499 m is limited principally by the diversion channel along the left side of the dam. The last increase of the Tablachaca dam is limited by the topographic conditions at the foot of dam face downstream.

Quenuales have provided feedback on the report to Vector; the final report is expected to be issued by the end of March 2008. Quenuales indicate that the final plan will likely involve a combination of raising the Chinchan dam; operation of the paste backfill plant; and construction of the Tablachaca tailings impoundment.

An environmental study has been completed and submitted for government approval for the Tablachaca impoundment. Discussions are ongoing with landowners regarding purchase of property that would be required for the construction of the tailings structure.

WGM continues to view the dam as a potential risk to the mine operation due to its location upslope but is encouraged by the fact that Quenuales have instituted an operational quality assurance program focussed on risk reduction. Consultants inspect the site every three months; government reviews occur semi-annually.

16.4      MINE WORKFORCE

The Yauliyacu workforce has increased 18% over the past two years and currently totals 2,371 with the largest component made up of 1,952 contractors. The workforce comprises 419 employees including 172 management, administration, professional and technical personnel as well as 247 operators, maintenance and support workers. Yauliyacu has the highest percentage of contractors versus employees in Peru, a result of the departure of a significant number of employees when the operation was purchased from the government in 1997.

Contractors are employed in all aspects of the Yauliyacu operation including mine operations, surveying, maintenance, administration, security and projects. At the end of 2007, there were a total of 29 contractor companies engaged at Yauliyacu. In the mine, the five large mining contractors provide 1,125 individuals, or almost 50% of the total workforce of the company. Mining contractors comprised 1,443 workers at year-end 2007.

The use of contractors has typically made management of human resources much easier. However, since 2005, strong increases in metal prices have resulted in improved profitability which, by Peruvian law, triggers a worker participation tax. Employees are distributed a percentage of profits (8%) according to government formulae. By definition, contractors are excluded from consideration. Although contractors are not considered employees, Mine management has elected to provide contractors with a bonus similar to that paid to employees to avoid potential problems associated with the obvious disparity in income the bonus would create.

Both the company and the government view the current situation as non-sustainable with the possibility of a strike looming in early 2008. The company, through the mining association, has been in regular consultation with the government to explore alternatives to the legislated employee participation tax.

Union representation of Yauliyacu workers has been in place for the past two years. Collective agreements of only one year term have resulted in disproportionate amount of time spent in negotiations. Each contract is quite detailed as it requires the development of a set of charge rates for all contractor activities that will vary with location and mining method. The last contract provided a general 15% increase in contractor charge rates. Mine employees were also given a 15% pay raise to compensate.

The operation’s safety record continues to show an improving trend with disabling incident frequency rate for 2007 at 0.77 which compares well with the average 1.21 for all mines in Peru. Current objective is to achieve 5 star status under the NOSA safety program. There have been two fatalities since 2005, with 2006 a fatality-free year. Figure 12 shows the safety statistics for Yauliyacu since 2000.

NUMERO DE TRABAJADORES	2000	2001	2002	2003	2004	2005	2006	2007
TOTAL	1,466	1,428	1,731	1,846	1,855	1,911	2,196	2, 305
HORAS HOMBRE TRABAJADAS	3,432,985	3,234,449	3, 884,031	4, 068,087	4,258,491	4,371,333	5,050, 913	4,938,735
ACCIDENTES A PROPIEDADES	335	160	72	71	37	40	51	31
DESV IOS	17,708	16,077	12,844	11,490	14,545	18,197	26,181	21,696
TRIVIA LES	49	27	53	65	15	14	26	25
INCAPA CITANTES	20	8	18	16	27	17	23	17
FA TALES	1	1	3	4	1	2	0	2
DIAS PERDIDOS	7,894	7,313	19,820	27,163	11,164	14,661	2,490	13,642
TILI	1.22	0.56	1 .08	0 .98	1.32	0.87	0.91	0.77

Figure 12. Yauliyacu safety statistics

The Yauliyacu Mine operation has no issues with compliance with the water quality Environmental Regulations nor any issues with noise or the air quality associated with the mine. Construction of a new water treatment plant is underway to treat discharges from mine, plant and tailings for recirculation to the plant. Efforts are underway to achieve ISO 14000 certification in the near future.

16.5         CAPITAL AND OPERATING COSTS

16.5.1      CAPITAL COSTS

Capital requirements to improve and sustain the Yauliyacu operation have increased annually over the past two years and are currently forecast to remain a significant expenditure over the life of mine as the company focuses on expanding resources and reserves and increasing production to two million tonnes per year.

Capital expenditures in 2006 and 2007 were $19.7 million and $25.1 million respectively. The capital budget for 2008 is $33.2 million. The major portion of the capital budget estimate is required for mine development and deepening, plus exploration drilling and associated mine development. The balance of the capital required is to sustain and replace the mine and mill equipment. Annual expenditures beyond 2008 are forecast to continue in the range $25 million to $35 million.

Capital requirements for the next 5 years from the 2007 long range plan are shown in Table 9.

TABLE 9
FORECAST YAULIYACU CAPITAL EXPENDITURES 2008 TO 2012
(US$ million)

	2008	2009	2010	2011	2012
Mine and Mill Sustaining	6.486	5.531	5.157	4.057	4.348
Exploration and Development	14.615	15.729	14.618	15.573	14.108
Mine Deepening	12.336	14.798	13.568	7.441	6.742
Total	33.473	36.059	33.342	27.072	25.198

16.5.2      OPERATING COSTS

Operating costs at Yauliyacu increased 13% or $3.22/t from 2005 to 2007 despite a $1.30/t reduction in power cost, the result of returning to a long-term power purchase contract. Recent cost increases are mainly due to increased mining costs because of a higher percentage of vein mining, deepening mine workings, and increased mining contractor rates.

The 2008 Budget forecasts unit operating cost of $28.78/tonne. The latest (2007) 10 year mine plan forecasts an average operating cost of US$26.90/tonne driven largely by economies of scale associated with increasing production to 1.98 Mt ore per year.

The underground mining costs have a range from $13.42/tonne for the wider higher productivity zones up to $45.83/tonne for the mining the minimum mining widths in the narrower veins. Table 10 shows the operating costs since 2004.

TABLE 10
YAULIYACU OPERATING COST HISTORY
(Per Tonne Milled, 2004 to 2007)

	2004	2005	2006	2007
Tonnes Milled (t x 1000)	1,247	1,236	1,235	1,185
Mining (US$/t)	14.15	14.99	16.51	17.65
Milling (US$/t)	4.87	5.12	5.40	5.14
Maintenance (US$/t)	1.34	1.67	1.85	0.84
General & Administrative (US$/t)	2.41	2.51	3.06	3.88
Total (US$/t)*	22.77	24.29	26.82	25.71

* These costs include all costs to the production of concentrates and do not include concentrate shipping and smelting charges.

Recent operating cost increases at Yauliyacu have been largely driven by increased contractor rates and employee wages. Global pressures on the mining industry from high metal prices has required Yauliyacu to increase wages and contractor rates by 15% in the past year in addition to payment of worker participation tax and the equivalent bonus to the contractors. Industry demand for mining personnel is expected to continue cost pressure on the operation.

Settlement of a 10 year power supply contract has reduced cost of power from $0.088/kWh in 2006 to $0.056/kWh in 2007. The company had purchased power at high spot prices in 2005-06. The long-term contract has resulted in a reduction in unit operating costs of $1.57/t from 2006 to 2007.

Unit operating costs are forecast to decline to the $26-$27/t range from 2009 through 2014 largely driven by economies of scale from increasing annual production 60% to 1.98 Mt/yr. Mining costs are expected to stabilize due to increased mining from high productivity longhole mining. Milling, Maintenance and Indirect unit costs are forecast to decline 10 to 30% due to the effect of high fixed cost component and increased throughput. Operating costs forecast beyond 2016 are estimated to increase 10% to $30/t reflecting the majority of production from deep zones.

17. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1      GENERAL

Quenuales estimates the Mineral Reserves by Operative Factors (with respect to tonnage and grade) and by Economic Factors (also with respect to tonnage and grade). Operative Factors include dilution, recovery with respect to the mining method and a mine call factor.

As of December 31, 2005, the Proven and Probable Mineral Reserves at the Yauliyacu Mine were 3.718 million tonnes at 2.39% Zn, 1.02% Pb, 0.30% Cu and 118 g Ag/t. The Mineral Reserves, which are reported in addition to Mineral Resources, were estimated by the Quenuales Mine staff according to the standards and definitions incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code") and were audited by WGM in accordance with the requirements of NI 43-101 and restated to comply with the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") standards.

    TABLE 11.
MINERAL INVENTORY

	Tonnes (000s)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Mineral Reserves
Proven	1,414	2.57	0.93	0.33	89
Probable	2,304	2.27	1.08	0.28	136
Total	3,718	2.39	1.02	0.30	118

Mineral Resources
Measured	458	2.87	0.61	0.33	91
Indicated	4,672	4.00	1.71	0.45	248
Total	5,130	3.90	1.61	0.43	234

Inferred Resources	11,617	3.60	1.49	0.42	217

Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

The Qualified Person responsible for the audit and restatement of the Yauliyacu Mineral Reserve and Resource estimates was Velasquez Spring, P.Eng., Senior Geologist.

Official figures for the silver grades at Yauliyacu are reported in ounces per metric tonne. For clarity WGM has converted them to g/t using a conversion factor of 31.104 g per troy ounce.

Quenuales Approach
Quenuales estimates the Mineral Reserves by Operative Factors (with respect to tonnage and grade) and by Economic Factors (also with respect to tonnage and grade). Operative Factors include dilution, recovery with respect to the type of mining and a MCF.

Volume Estimate
The sample data are posted daily on level plans at a scale of 1:250 and a geologist (geologists are assigned to separate blocks) and defines the limits of mineralization across and along the vein to determine the block lengths for mining and mineral reserve estimation. The data are then transferred to longitudinal sections and the volume of the block is calculated based on the average width of the vein and the measured longitudinal area (by AutoCAD) corrected for the dip of the vein, and plots at a scale of 1:2,000.

The area of the block is obtained from the longitudinal section of the block multiplied by its height. The height of each block is variable depending upon the block's location. Normally the distance between levels corresponds to the sum of the measured and indicated resources. The volume of block is the area calculated from the longitudinal section multiplied by the vein's true width of mineralization i.e., corrected for dip. A minimum width of 0.80 m is used except in stopes to be mined by open stopes where the width could be less but the vein width is calculated to 0.80 m by incorporating dilution of 0.0 grade material.

The tonnage of each block is obtained by multiplying the volume by the specific gravity ("SG") determined by the metallic content (grades) of the mineral in the block. The enclosing rock is considered to have a SG of 2.65 g/cm3.

In the 1998 Mineral Resource Inventory, a constant SG had been employed. However, in 1999, a new SG based on the assayed contents of Zn, Pb, Cu and considering that all the zinc content in the analysis was due to sphalerite, the lead content due to galena, and the copper content due to chalcopyrite, and based on the SG of those specific minerals and the percent of element in the minerals, the new SG formula was developed as follows:

Grade
The grade of the blocks are determined by the weighted average of the samples of the channel and the existing drillholes.

The estimated blocks corresponding to inferred resources are those blocks located in areas previously worked where it was not possible to resample previously sampled areas to verify the reported values and the grade considered is a weighted average of the adjacent blocks.

Minimum Grade
Blocks whose metal content have a minimum value of US$23.94/t after applying factors for recovery, dilution and the MCF are considered for classification as a resource. The cost of the appropriate mining method is then considered, and those blocks exceeding this value are reported. Blocks who mineral value is greater than US$23.94/t but less than the minimum value necessary for the method of mining considered for the block are considered as a marginal resource.

Accessibility
Blocks that could be readily accessed with equipment from existing workings or located in areas where by minor development or rehabilitation of the workings access with equipment could be had are classified as accessible. Inaccessible blocks are those blocks requiring considerable development to be accessed with equipment.

In new work areas, the average grade is corrected for erratic high values. A value is considered erratic if the average value of the product of grade of the channel by its length is greater than 1.5 times the average of the product of length by grade of all the available channel in the block. The value of the erratic is substituted by the 1.5 times value.

Below Level 3900 to Level 3590, the grade of the blocks for mineral resource estimation are obtained by the weighting of the average values of the workings in Level 3650 and the average value of the drillholes. Below Level 3590 to Level 3470, the grade of the estimated blocks is the average of the values of the drillholes in the area of influence of the block (as determined by Datamine). In this area, the blocks have a length of 100 m by 62-64 m of height. The area of influence considered is 50 m on each side and 30 m the vertical.

Mineable Resources
Mineral Resources are those blocks whose minimum value is above the minimum value for the type of mining considered for the block.

Marginal Mineral Resources are those blocks with value above $18.00 but below the value of the selected mining method for the block.

Proven Mineral Reserves
Proven Mineral Reserves are those Measured Resources that are accessibly and can be economically worked under the technical/economical conditions considered. Those conditions include the mining method, dilution, cutoff grade, mine recovery, recovery of broken ore and the MCF, metallurgical treatment and metal prices.

Probable Mineral Reserves
Ore contained in blocks of Indicated Mineral Resources that can be economically worked under the technical/economical conditions considered are reported as Probable Mineral Reserves.

Mining Methods
To define Mineral Reserves, the following mining methods are considered:

Cut-and-Fill
Cut-and-fill mining is applied in narrow veins or where the wallrocks are very fractured or altered. It has good selectivity, low productivity and a high cost. Hydraulic fill has been used for backfilling in some areas below elevation 4,210 m asl and with surface waste material used for backfill above elevation 4,210 m asl.

In order to have good results with this mining method, it is fundamental that there is available fill and the method requires a thorough cleaning of the muck after blasting to avoid dilution or mineral losses.

Cut-and-fill mining is considered in narrow veins or in disseminations when the mineralization has a minimum width of 0.8 m to 2.5 m and the walls are regular. Cut-and-fill mining is also considered in narrow veins when mining is conventional and by mechanized mining when the width of the mineralization is constant. Cut-and-fill mining is considered in breast mining when the vein is narrow and required timber supports and is conventionally mined.

Sublevel Stoping
Sublevel stoping is applied in narrow veins (width of mineralization greater than 1.5 m) or in cuerpos (width greater than 4 m) with good continuity of mineralization and good wallrocks. It is less selective mining, high productivity and low cost. Typically most sublevel stopes are backfilled.

Open Stopes
Open stoping is applied to very narrow veins with good wallrock conditions. The minimum mining width is 0.80 m and the workings are not filled. The wallrocks are supported by timber or natural rock pillars.

Mine Recovery
Recovery factors are applied with respect to the mining method used. Mineralization not recovered remains as pillars. For cut-and-fill mining, a recovery factor of 85% of the block is estimated. For sublevel stoping and open slope mining a recovery factor of 90% is estimated. Both factors are based on reconciliation of historic mining.

Dilution
Dilution is calculated based on the mining method used. Table 12 lists the estimated waste panel for the various types of mining.

TABLE 12 DILUTION BY MINING METHOD
Mining Method	Waste Panels on Veins/Cuerpos
Cut-and-fill (veins)	0.15m
Cut-and-fill (cuerpos)	0.25m
Sublevel stoping (veins)	0.50m
Shrinkage (veins)	0.15m
Cut-and-fill (by breasting on veins)	0.15m
Open stoping (veins)	0.10m

Recovery of Ore During Mining
A recovery of 95% of the tonnage of each block mined is considered the recovery factor.

Mine Call Factor
In cuerpos, a 0.80 MCF is applied to the Zn, Pb, Cu and Ag grades.

In veins, a 0.80 MCF is applied to the Zn, Pb and Cu grades and a 0.75 MCF for the silver grade. These factors are approximate as insufficient statistical data are available to make the corrections due to errors in sample grades, losses of fine mineral and other differences. The 0.75 MCF correction factor applied to the silver grades in veins resulted from production figures from the year 2006. Furthermore the preliminary results of a resampling study indicate a reduction of the silver grade by 15%.

Cutoff Grade
A variable cutoff grade according to the operational cost of the mining method used in each block is applied in Table 13.

TABLE 13
OPERATION COST, MINING METHOD

Type of Mining				Minimum Cost (US$/t)
Cut-and-fill (overhand stoping)				$55.31
Cut-and-fill (mechanized vein mining)				34.11
Cut-and-fill (breast mining)				65.84
Sublevel stoping (cuerpo mining)				38.98
Sublevel stoping (narrow veins)				37.62
Shrinkage				54.01
Open Stope				57.35

Metallurgical Treatment Year 2006		Pb (%)	Cu (%)	Ag %
Recovery:	Bulk Concentrate	85.79	70.58	80.50
	Zinc Concentrate	87.80		6.50

Grades:	Bulk Concentrate	7.75	9.54	153.97
	Zinc Concentrate	1.04

Metal Values in Concentrates		US$/t	US$/lb	US$/oz
Zn		US$2,500	1.1340
Pb		2,500	1.1340
Cu		6,500	2.9484
Ag				$13.00

The present sale conditions for both concentrates will continue.

Value of the Ore
The following is the formula to determine the value of the ore (tonnes).

Value in US$= (%Zn x 4.444)+(%Pb x 2.625)+(%Cu x 10.037)+(oz Ag x 4.545)

Reconciliation Between Reserves and Production

The most useful test of a mineral reserve estimate at an operating mine is a review of the tonnes and grade predicted by the reserve estimate against the results of production from the same area. Although successful mining operations have been conducted at the Yauliyacu mine over several years reconciliation between predicted Mineral Reserves and production has not been achieved. To address this problem, Quenuales undertook a critical review of all phases of their operations of sampling, analyzing, mining and milling and have introduced throughout their mining activity, several improvements to achieve reconciliation.

Also the introduction of the reclassification of the Yauliyacu Mineral Resources/Reserves to conform to the JORC code from the past-in-house Matsag Peru methodology has made comparisons with past years very difficult.

WGM believes application of the JORC system for classifications of Mineral Reserves from Mineral Resources at Yauliyacu will make the reconciliation possible in the future. Nonetheless the mine has successfully maintained a constant Mineral Resource total year after year by successful exploration to add new resources to the base and replenish the tonnage that was mined during the year.

17.2      MINERAL RESOURCES/RESERVES

The following details the Mineral Inventory of Empresa Minera Los Quenuales S.A. Unidad Yauliyacu as of December 31, 2007, that has been rigorously applied following the JORC Code. The Mineral Inventory of Yauliyacu includes three areas of the mine:

i)	Mina Principal;
ii)	Horizontal; and
iii)	At depth.

The following are the categories of the insitu Mineral Resources:

Category	Tonnes (000s)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Measured	458	10.19	0.61	0.33	91
Indicated	4,672	5.21	1.71	0.45	248
Total	5,130	5.65	1.61	0.43	234

Inferred	11,617	3.60	1.49	0.42	217

Additional Quenuales have subdivided the Mineral Resources of Mina Principal (above level 3900) into accessible (machine accessible) and inaccessible (may be accessible by person but not by machine or not accessible) based on operational objectives.

TABLE 14.
MINA PRINCIPAL, MINERAL RESOURCES

	Tonnes (000s)	Width (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Accessible Resources	(development exists)
Measured	95	1.71	2.65	0.56	0.32	103
Indicated	186	1.58	2.56	0.91	0.27	113
Total	281	1.62	2.59	0.79	0.29	110

Inaccessible Resources	(development required)
Measured	92	1.71	4.54	2.31	0.42	273
Indicated	1,843	1.34	4.90	2.98	0.52	401
Total	1,935	1.36	4.88	2.95	0.52	395
GRAND TOTAL	2,216	1.39	4.59	2.68	0.49	359

Inferred Resources	6,086	3.25	3.67	2.10	0.41	280

TABLE 15.
HORIZONTAL, MINERAL RESOURCES

	Tonnes (000s)	Width (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Measured	270	16.07	2.38	0.05	0.30	25
Indicated	892	15.21	2.43	0.06	0.30	27
Total	1,162	15.41	2.42	0.06	0.30	0.27

Inferred	1,715	10.54	2.46	0.10	0.33	30

TABLE 16.
AT DEPTH, MINERAL RESOURCES

	Tonnes (000s)	Width (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Indicated	1,751	4.58	4.01	1.31	0.48	213

Inferred	3,816	4.70	4.00	1.15	0.48	199

Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

The Mineral Resources were subjected to Operative Factors (dilution, recovery by method of mining, mine recovery, and mine call factor) and by Economic Factors (metal prices, mining costs, mineral value and metallurgical recovery) to obtain Mineral Reserves (Table 17).

     TABLE 17
MINERAL RESERVES

	Tonnes	Width (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	US$/t
Proven	1,414,130	4.85	2.57	0.93	0.33	89	78.10
Probable	2,303,830	5.63	2.27	1.08	0.28	1.36	90.00
Total	3,717,960	5.33	2.39	1.02	0.30	118	85.50

Veins
Proven	667,290	1.81	2.73	1.19	0.36	118	93.30
Probable	1,121,460	1.75	2.59	1.41	0.36	188	116.60
Total	1,788,750	1.79	2.64	1.33	0.36	161	107.90

Cuerpos
Proven	746,840	7.56	2.43	0.70	0.30	63	64.50
Probable	1,182,370	9.31	1.97	0.76	0.20	86	64.70
Total	1,929,210	8.63	2.15	0.74	0.24	77	64.60

During 2007, the mine produced 1,184,921 t of ore while the plant treated 1,184,920 t.

The present Inventory of Mineral Reserves of the Yauliyacu Mine increased in 560,150 t when compared with the Mineable Reserve Inventory of 2006.

17.3      DEFINITIONS

The classification of mineral resources and mineral reserves used in this report conforms with the definitions provided in the final version of National Instrument 43-101 ("NI 43-101"), which came into effect on February 1, 2001, and revised on December 11, 2005. We further confirm that, in arriving at our classification, we have followed the guidelines and standard adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM"). The relevant definitions for the CIM Standards/NI 43-101 are as follows:

A Mineral Resource is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

18. OTHER RELEVANT DATA AND INFORMATION

18.1      MARKETING AND COMMERCIAL MATTERS

In addition to ownership of controlling interest in Yauliyacu, Quenuales has other business interests that include silver production as well as smelting capacity that serve Yauliyacu as well as other mining operations in Peru.

18.2      ENVIRONMENTAL

The Yauliyacu Mine operation has no issues with compliance with the water quality requirements of the state. The mine has two main points monitoring point located at the tailings dam and at the Graton Tunnel with two additional points at the mine entrances. the water quality is monitored for iron, lead, zinc, pH, total cyanide, temperature, quantity and total suspended solids. Over the past two years the mine the water discharges have remained compliant.

The receiving waters for the mine water discharge ultimately is used by the city of Lima and requires the mine to recycle as much water as possible as well as maintaining close control of the mine water discharge. Due to the steep slope of the valley and the river bed and frequent slides, the river water quality has an elevated natural background of suspended solids. Despite the natural level condition of the Rimac River, the state plans to decrease the suspended solid level required for compliance in November 2006.

The mine is located an area that is primarily industrial with few dwellings that are not associated with the mine operation. There are no issues with noise or air quality associated with the mine. The center of the valley near the mine has a busy highway with heavy truck haulage on steep grades as well as a railway operation.

18.3       FORWARD LOOKING STUDY

The study uses some Inferred Resources which are outside of the CIM/NI 43-101 classifications and the reader is cautioned that the grade and tonnage figures used in this study are conceptual in nature and there is no certainty that a viable operation will be realized.

The Mineral Reserve/Resource figures in the FLS have been combined into uniform grades over the life of 18 year operation. Although the total presently outlined Mineral Reserve/Resource figure, only accounts for approximately 60% of the 18 year period, WGM is confident that additional Mineral Reserves will be found down to the level of the Graton Tunnel where the principle Vein C has been intersected, sampled and drilled. Inaccessible Inferred Mineral Resources were not included. All other Mineral Resource figures blocks have been factored for the mining method to be employed: dilution by mining method, cutoff grade, mine recovery, mine call factor, metallurgical recovery, and price of metals to determine the block value in US$.

As part of its mandate, WGM has prepared an Excel spreadsheet to establish that the Yauliyacu reserves and resources can economically sustain the silver production purchase by Silver Wheaton. This spreadsheet is based on data supplied to WGM by Yauliyacu. The basis elements of the WGM spreadsheet are:

  US Dollars;

  Constant dollars (i.e. no inflation);

  Metric units unless otherwise noted;

  The start date is January 1, 2008;

  WGM has used the current reserves and resources and then extrapolated them out to the year 2020;

  The current (2008) production rate is 1.35 million tonnes per year of ore but is projected to increase to almost 2.0 million tonnes per year by 2011;

  Yauliyacu produces two concentrates; a zinc concentrate and a “bulk” concentrate containing payable lead, copper and silver. The recoveries to these concentrates are based on data supplied by Yauliyacu;

  Capital costs are based on estimates supplied by Yauliyacu and projected by WGM;

  Operating costs are based on the Long Range Mining Plan supplied by Yauliyacu;

  WGM has estimated metal prices based on current metal prices and projected long-term metal prices;

  Since Silver Wheaton will be paying $3.90 per oz for 4.75 million ounces of silver per year, the model deducts the difference between the projected price and the $3.90 for the silver sold to Silver Wheaton;

  This is a pre tax calculation;

  No working capital has been added or deducted as the mine is assumed to be ongoing;

  WGM has assumed the following long-term smelter contract conditions based on information supplied by Quenuales:

o	Zinc ƒ Pay for all contained zinc with a maximum deduction of the greater of 8 units or 15% of the contained zinc;
Silver - Deduct 4 ounces and pay for the remaining 60%;
Treatment charges of US$490.93 tonne of concentrate;
Participation charges of 10¢ for each dollar that the zinc price exceeds $2500/tonne, and a rebate of 8¢ for each dollar that the zinc price falls below $2500 per tonne;
Silver refining charges of $10.00 per kilo of payable silver;
A SO2 Penalty of 40¢ per tonne of zinc concentrate;
Moisture content of 9%;
Land Transportation and warehousing charges of US$15.35/WMT of concentrate; and
Ocean Freight – US$39.00 /WMT of concentrate. (Land transport and ocean freight are based on data from WGM’s previous Yauliyacu study in 2006).

o	Bulk Concentrate. The Yauliyacu project produces a bulk concentrate consisting of payable amounts of lead, silver and copper. This concentrate is treated locally in Peru. The basic Smelter Terms and other charges are:

  Pay for 95% of the contained lead with a minimum deduction of 3 units (i.e. 3%);

  Pay for 80% of the contained copper after deducting 2.0 units;

  Pay for all of the silver after deducting either 4% of the contained silver or 50 g, whichever is greater;

  Treatment charges of US$169 per tonne of concentrate;

  Participation charges of 10¢ for each $1.00 that the price of lead exceeds US$1,200/t;

  Refining charges of 18¢ per lb of payable copper;

  Refining charges of $10 per kilogram of payable silver;

  Penalties of US$14.40/DMT; and

  Land transport, warehousing - $6.22/DMT.

18.4      SENSITIVITY

WGM conducted a sensitivity analysis on the long-term project by varying the metal prices and operating and capital costs by up to 20% (Figure 13 and Table 18). As would be expected, the Yauliyacu Mine is most sensitive to changes in metal prices, and to a much less extent to operating costs and finally capital costs. For instance, a 20% change in metal prices leads to a 103% change in net cash flow, while the same change in operating and capital costs result in 52% and 21% changes in net cash flow respectively.

Figure 13.	Sensitivity of Pre-tax Net Cash Flow to Changes in Metal Prices and Operating and Capital Cost

TABLE 18
PROJECT CASH OPERATING PROFIT TO YAULIYACU WITH SILVER SOLD FORWARD TO SILVER WHEATON

Units	Total/ Average	Potential 2017	2018	2019	2020	2021	2022	2023	2024	2025
METAL PRICES											
Zinc	US$/t	2,226	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200
Lead	US$/t	1,672	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600	1,600
Copper	US$/t	4,237	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000
Silver	US$/oz	10.30	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00
PRODUCTION											
Ore Mined and Milled	kt	34,289	1,980	1,980	1,980	1,980	1,980	1,980	1,980	1,980	1,980
Accum. Ore Mined and Milled	kt	34,289	18,449	20,429	22,409	24,389	26,369	28,349	30,329	32,309	34,289
Metal Grades											
Zinc	%	2.33%	2.20%	2.20%	2.20%	2.20%	2.20%	2.20%	2.20%	2.20%	2.20%
Lead	%	1.13%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%
Copper	%	0.27%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Silver	oz/t	4.07	3.90	3.90	3.90	3.90	3.90	3.90	3.90	3.90	3.90
Recoveries to Zinc Concentrate											
Zinc	%	88.5%	88.5%	88.5%	88.5%	88.5%	88.5%	88.5%	88.5%	88.5%	88.5%
Silver	%	5.76%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Recoveries to Bulk Concentrate											
Lead	%	88.1%	88.0%	88.0%	88.0%	88.0%	88.0%	88.0%	88.0%	88.0%	88.0%
Copper	%	72.2%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%	73.0%
Silver	%	80.6%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%
Zinc Concentrate											
Concentrate Shipped	dmt	1,234,955	67,279	67,279	67,279	67,279	67,279	67,279	67,279	67,279	67,279
Zinc Grade	%	57.2%	57.3%	57.3%	57.3%	57.3%	57.3%	57.3%	57.3%	57.3%	57.3%
Silver Grade	oz/t	6.51	6.31	6.31	6.31	6.31	6.31	6.31	6.31	6.31	6.31
Net Smelter Revenue	kUS$	705,366	37,695	37,695	37,695	37,695	37,695	37,695	37,695	37,695	37,695
Bulk Concentrate											
Concentrate Shipped	dmt	743,670	41,894	41,894	41,894	41,894	41,894	41,894	41,894	41,894	41,894
Lead Grade	%	45.8%	45.8%	45.8%	45.8%	45.8%	45.8%	45.8%	45.8%	45.8%	45.8%
Copper Grade	%	8.99%	8.63%	8.63%	8.63%	8.63%	8.63%	8.63%	8.63%	8.63%	8.63%
Silver Grade	oz/t	151.1	147.5	147.5	147.5	147.5	147.5	147.5	147.5	147.5	147.5
Net Smelter Revenue	kUS$	1,603,100	85,101	85,101	85,101	85,101	85,101	85,101	85,101	85,101	85,101
Total Net Smelter Revenue	kUS$	2,308,465	122,796	122,796	122,796	122,796	122,796	122,796	122,796	122,796	122,796
OPERATING COSTS											
Mine	kUS$	689,175	41,580	41,580	41,580	41,580	41,580	41,580	41,580	41,580	41,580
Plant	kUS$	165,936	9,900	9,900	9,900	9,900	9,900	9,900	9,900	9,900	9,900
Maintenance	kUS$	21,355	1,386	1,386	1,386	1,386	1,386	1,386	1,386	1,386	1,386
Indirect	kUS$	102,381	6,534	6,534	6,534	6,534	6,534	6,534	6,534	6,534	6,534
Sub-Total	kUS$	978,847	59,400	59,400	59,400	59,400	59,400	59,400	59,400	59,400	59,400
Cash Operating Profit	kUS$	1,329,619	63,396	63,396	63,396	63,396	63,396	63,396	63,396	63,396	63,396
Less: Silver Forward Differential	kUS$	554,800	28,975	28,975	28,975	28,975	28,975	28,975	28,975	28,975	28,975
Exploration & Development	kUS$	240,499	15,000	15,000	15,000	15,000	15,000	15,000	10,000	2,500	-
Sustaining Capital	kUS$	49,918	2,000	2,000	2,000	2,000	2,000	2,000	2,000	1,000	-
Mine Deepening	kUS$	108,064	7,000	7,000	7,000	7,000	5,000	3,000	-	-	-
Pre-Tax Cash Operating Profit	kUS$	376,338	10,421	10,421	10,421	10,421	12,421	14,421	22,421	30,921	34,421

TABLE 18
PROJECT CASH OPERATING PROFIT TO YAULIYACU WITH SILVER SOLD FORWARD TO SILVER WHEATON
(continued)

19. INTERPRETATION AND CONCLUSIONS

Overall, WGM concludes that there are no fatal flaws in the Yauliyacu Mine operation. WGM draws specific conclusions as follows:

  The total silver production at Yauliyacu during 2006 and 2007 did not produce/supply SLW with the 4.75 million oz Ag per year as per the Glencore-SLW silver purchase agreement and was some 1.7 million oz short. WGM believes however that Yauliyacu with the planned increased mine production and the mining of the known higher grade Pb-Ag mineralization that this shortfall will be made up and that Glencore will be able to fulfil the Glencore-SLW 20 year silver purchase agreement;

  Yauliyacu's operating costs are facing similar upward pressures, as is being experienced world-wide on supplies and personnel. The plan to expand production by 60% is expected to mitigate unit cost increases in the short-term. The progression of the mining to deeper levels may increase future operating costs; however an increase in production of bulk mining could stabilize these cost increases;
  Yauliyacu is a well managed operation that is taking all the necessary actions to ensure safety and that the plant and equipment will be capable of achieving the production and costs presented in their life of mine plan;

  There is a reasonable expectation that more cuerpos (wide zones in the vein) will be found than anticipated in the mine plan that will positively impact mineral reserves as well as costs and productivities;

  Quenuales has made progress in definition of mineral reserves (QA/QC) to more accurately reconciled with production which is a significant problem with the operation; and,

  Quenales has completed a review of the options for handling of the tailings that includes, the increasing and reinforcement of the Chinchan dam capacity, followed by the utilizing of the Tablachaca tailings impoundment and the start-up of the paste tailing plant for tailings underground storage. It is believed this tailings program will provide storage for the next 18 to 20 years of the planned tailings production.

Following review of the Yauliyacu operational data in conjunction with observations and discussions with the operating management during the site visit WGM makes the following recommendations:

  The exploration program planned for the areas with excellent exploration potential below the existing mine workings and above the Graton Tunnel that is in progress should be continue to be aggressively pursued to allow the long-term mine plan to be better defined on the basis of a higher proportion of mineral reserves;

  To better understand the ongoing shortfall in metal production between the planned and actual mine programs, WGM recommends a detailed study of the reconciliation of the production and grade by mining method and section be carried out. The ability of the Yauliyacu operation to realize long-term grade and metal forecasts should be the focus of a major study; and

  The reader is cautioned that the reported mineral grades of the Mineral Resources are considerably different from the mineral grades of the Mineral Reserves. While mining dilution plays a large role in this difference Yauliyacu currently reconciles some of this difference by applying an additional Mine Call Factor ("MCF") to the mineral grades of the Mineral Resources during conversion to Mineral Reserves. WGM believes that the need for a MCF is due primarily to additional dilution, mining loss and mine recovery, and that ongoing studies are required. Nonetheless, the mine has been in successful operation for more than 100 years and WGM has applied the appropriate Mineral Resource conversion factors in its assessment of the resource risk.

20. RECOMMENDATIONS

Following review of the Yauliyacu operational data in conjunction with observations and discussions with the operating management during the site visit WGM makes the following recommendations:

  The exploration program planned for the areas with excellent exploration potential below the existing mine workings and above the Graton Tunnel that is in progress should be continue to be aggressively pursued to allow the long-term mine plan to be better defined on the basis of a higher proportion of mineral reserves; and,

  The program to more accurately reconcile the mineral reserves to the mine production results should continue to be carried out to develop this important management tool for the operation.

21. SIGNATURE PAGE

This report entitled “A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Peru for Silver Wheaton Corp.” was prepared and signed by the following authors as of March 28, 2008.

signed by	signed by
“Velasquez Spring ”	“Gordon Watts ”
Velasquez Spring, P.Eng.	Gordon Watts, P.Eng.
Senior Geologist	Senior Associate Mineral Economist

signed by
“Robert Didur ”
Robert Didur, P.Eng.
Senior Associate Mining Engineer

CERTIFICATE

To Accompany the Report titled
"A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Peru
for Silver Wheaton Corp." dated March 28, 2008

I, Velasquez Spring, do hereby certify that:

1.	I reside at 1020 Walden Circle, Unit 17, Mississauga, Ontario, Canada, L5J 4J9.

2.	I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Applied Geology (1957), and I have practised my profession continuously since that time.

3.	I am a Professional Engineer licensed by Professional Engineers Ontario (Membership Number 43927011).

4.	I am a Senior Geologist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I am a qualified person for the purpose of NI 43-101 with regard to epithermal mineral deposits and resource and reserve audits. I have worked as a professional engineer for over 50 years since graduation. My relevant experience for the purpose of this Technical Report is:

Visited, studied and explored numerous epithermal Ag-Au deposits along the Sierra Madre Occidental while exploration manager for Texas Gulf Sulphur during 1967 and 1970;

Member of the "Exploration Guidelines and Reporting Standards Committee" precursor to NI 43-101;

Member of CSA Mining Technical Advisory and Monitoring Committee;

Prepared several National Policy 2-A, and since 2005 National Instrument 43-101 reports on epithermal Ag-Au mines/properties along the Sierra Madre Occidental; and

Visited the San Dimas mines and carried out several technical due diligence examination and geological examinations both on surface and underground during the past seven years.

6.	I visited the Yauliyacu Mine and Quenuales head office in Lima during February 25 and 28, 2008. I was responsible for sections 1 through 15, 17 and 18, and I collaborated with my colleague at WGM in the preparation of the Summary and Conclusions and Recommendations sections of the report.

7.	I was solely responsible for all sections except Section 20.

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report, and I have had no prior involvement with the Yauliyacu property.

9.	Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp., or any associated or affiliated entities.

10.	Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp., or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp., or any associated or affiliated companies.

12.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

     signed by
“Velasquez Spring ”

Velasquez Spring, P.Eng.
March 28, 2008

CERTIFICATE

To Accompany the Report titled
"A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Peru
for Silver Wheaton Corp." dated March 28, 2008

I, Robert Didur, do hereby certify that:

1.	I reside at 75 Prominence View SW, Calgary, AB T3H 3M8.

2.	I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. in Geological Engineering (1972), and I have practised my profession since that time.

3.	I am a Member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

4.	I am a Senior Associate Mining Engineer with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I am a qualified person for the purpose of NI 43-101. I have worked as a professional engineer for over 35 years since graduation. My relevant experience for the purpose of this Technical Report is:

18 years of engineering, operations and project management roles and 6 years of project assessment and valuation studies covering a wide variety of locations, mineral deposits and mining methods; and

Prepared reports on mineral properties throughout Canada, the United States of America and internationally.

6.	I visited the Yauliyacu Mine operations from February 25 – 27, 2008.

7.	I was solely responsible for Section 16 Mineral Processing and Metallurgical Testing operations of the report and collaborated with WGM colleagues on other sections, in particular, the Summary, Conclusions and Recommendations.

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.	Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp., or any associated or affiliated entities.

10.	Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp., or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp., or any associated or affiliated companies.

12.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

     signed by
“Robert Didur ”

Robert Didur, P.Eng.
March 28, 2008

CERTIFICATE

To Accompany the Report titled
"A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Peru
for Silver Wheaton Corp." dated March 28, 2008

I, Gordon Watts, do hereby certify that:

1.	I reside at 347 Berkeley Street, Toronto, ON, Canada, M5A 2X6.

2.	I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Mining Engineering (1966), and I have practised my profession continuously since 1969.

3.	I am a member of the Association of Professional Engineers Ontario (Membership Number 49149016).

4.	I am a Senior Associate Mineral Economist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I am a qualified person for the purpose of NI 43-101. I have worked as a professional engineer for over 42 years since graduation. My relevant experience for the purpose of this Technical Report is:

The preparation of over 250 financial models during the past 28 years;

Skilled in tax modelling, risk analysis and Monte Carlo simulations;

Constructed numerous mining cash flows models for mining consulting companies e.g. Watts, Griffis and McOuat; Scott Wilson Roscoe Postle Associate; ACA

Howe; MPH; Derry Michener Booth and Wahl; and

Prepared reports on mineral properties throughout Canada, the United States of America and internationally.

6.	I have not visited the mining properties.

7.	I was solely responsible for Section 20.

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.	Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp., or any associated or affiliated entities.

10.	Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp., or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp., or any associated or affiliated companies.

12.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

     signed by
“Gordon Watts ”

Gordon Watts, P.Eng.
March 28, 2008

REFERENCES

Empresa Mineral Yauliyacu S.A., and Empresa Minera Los Quenuales S.A.

Undated	Various documents.

Empresa Mineral Yauliyacu S.A., and Matsag Peru S.A. Technical Services, Lima

Apr. 2000	Silver Evaluation for Yauliyacu Mine.

Empresa Minera Los Quenuales S.A. Unidad Minera Yauliya

Dec. 2005	Operational monthly report.
Dec. 2004	Operational monthly report.
Dec. 2003	Operational monthly report.
Dec. 2002	Operational monthly report.

Vector Perú S.A.C.
Jul. 2005	Especificaciones Técnicas. Revision O Revisión y Diseño Sistema de Decantación y sub-Drenaje Presa de Relaves Chichán Lima, Peru.

2005	Revisión y Diseño Sistema de Decantación y sub-Drenaje Presa de Relaves Chichán Lima, Peru.

Aug. 2004	Estudio de Estabilidad Presa de Relaves Chichán Revisión C. Projecto No. 99.82.09.04.

Leicester University England
2000	The Silver Recovery Problem. The Oxidation Process of the North Eastern sections of Yauliyacu Mine, Peru. M.Sc.Thesis by Chris Emerson.

Lehne & Ocharan
Apr. 2000	Mineragrafia Yauliyacu (IV) Serie de Muestras 3402-348. Resumen Información preliminar.

Watts, Griffis and McOuat Limited

2006	A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province,
Peru for Silver Wheaton Corp.

APPENDIX 1:
ALS CHEMEX ASSAY CERTIFICATES

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: **WATTS, GRIFFIS AND MCOUAT LIMITED**
400-8 KING ST E
TORONTO ON M5C 1B5

Page: 1
Finalized Date: 27-FEB-2006
Account: ADA

CERTIFICATE SD06012742

Project:
P.O. No.:
This report is for 2 Drill Core samples submitted to our lab in Sudbury, ON, Canada on 15-FEB-2006.

The following have access to data associated with this certificate:
VELASQUEZ SPRING

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI-21	Received Sample Weight
CRU-31	Fine crushing - 70% <2mm
SPL-21	Split sample - riffle splitter
PUL-31	Pulverize split to 85% <75 um
CRU-QC	Crushing QC Test
LOG-22	Sample login - Rcd w/o BarCode

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
Ag-AA46	Ore grade Ag - aqua regia/AA	AAS
Cu-AA46	Ore grade Cu - aqua regia/AA	AAS
Pb-AA46	Ore grade Pb - aqua regia/AA	AAS
Zn-AA46	Ore grade Zn - aqua regia/AA	AAS

To: **WATTS, GRIFFIS AND MCOUAT LIMITED**
ATTN: VELASQUEZ SPRING
400-8 KING ST E
TORONTO ON M5C 1B5

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: **WATTS, GRIFFIS AND MCOUAT LIMITED**
400-8 KING ST E
TORONTO ON M5C 1B5

Page: 2 - A
Total # Pages: 2 (A)
Finalized Date: 27-FEB-2006
Account: ADA

CERTIFICATE OF ANALYSIS SD06012742

Sample Description	Method / Analyte / Units / LOR	WEI-21 Recvd Wt. kg 0.02	Ag-AA46 Ag ppm 1	Cu-AA46 Cu % 0.01	Pb-AA46 Pb % 0.01	Zn-AA46 Zn % 0.01
B049209		0.59	357	0.53	3.38	5.09
B049210		0.46	115	0.52	0.70	18.95